Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and among

JPS INDUSTRIES, INC.,

HEXCEL CORPORATION

and

HEXCEL REINFORCEMENTS CORP.

dated as of

June 21, 2007

i

Page

EXHIBITS

EXHIBIT A — Form of Instrument of Assignment and Bill of Sale
EXHIBIT B — Form of North Carolina Special Warranty Deed
EXHIBIT C — Form of South Carolina Limited Warranty Deed
EXHIBIT D — Form of Patent Assignment
EXHIBIT E — Form of Assumption Agreement
EXHIBIT F — Form of Transition Services Agreement
EXHIBIT G — Form of Supply and Services Agreement
EXHIBIT H — Form of Supply Agreement

v

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT, dated as of June 21, 2007 (the “Agreement”), by and among JPS INDUSTRIES, INC., a Delaware corporation (the “Purchaser”), HEXCEL CORPORATION, a Delaware corporation (“Hexcel”), and HEXCEL REINFORCEMENTS CORP., a Delaware corporation (the “Seller”).

WITNESSETH:

WHEREAS, the Seller is engaged in the Business;

WHEREAS, the Purchaser desires to purchase from the Seller, and Hexcel, the parent corporation of the Seller, and the Seller desire to sell to the Purchaser, the Assets of the Business, and in connection therewith, the Purchaser has agreed to assume certain Liabilities of the Business, all on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, all capitalized terms used in this Agreement and not otherwise defined shall have the meanings set forth in Article I.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATIONS

Section 1.1             Definitions.  For all purposes of this Agreement, except as otherwise expressly provided or unless the context clearly requires otherwise:

“Accounts Receivable” shall have the meaning set forth in Section 2.1(a)(xii).

“Accrued Employee Compensation, Benefits and Other Liabilities” shall mean the value of those accrued employee compensation, benefits and other Liabilities reflected in Financial Statement and Closing Working Capital Schedule as Current Liabilities (except those Liabilities that are Excluded Liabilities), except liabilities for (i) costs associated with terminations under the WARN Act provided for in Section 8.1(b), and (ii) for severance payments or benefits, provided for in Section 8.5.

“Affiliate” or “Affiliates” shall have the meaning set forth in Rule 12b-2 promulgated under the Exchange Act.

“Agreement” or “this Agreement” shall have the meaning set forth in the Preamble and include the exhibits and schedules hereto.

“Allocation Schedule” shall have the meaning set forth in Section 3.4.

“Ancillary Agreements” shall mean the Transition Services Agreement, the Supply and Services Agreement, the Supply Agreement, and the Patent Assignment.

“Assets” shall have the meaning set forth in Section 2.1.

“Assumed Liabilities” shall have the meaning set forth in Section 2.3.

“Assumption Agreement” shall have the meaning set forth in Section 4.2(d).

“Balance Sheet” shall mean the most recent balance sheet of the Business included in the Financial Statements.

“Ballistics Business” means the development, manufacture and sale of specialty industrial fabrics used in body armor and other ballistics applications, consistent with Hexcel’s historical segmented financial reporting and the Financial Statements.

“Ballistics Earn-Out Payments” shall have the meaning set forth in Section 3.3(a).

“Ballistics Revenue” for any 12-month period shall be revenues (net of discounts, returns and allowances) earned during such period attributable to the Ballistics Business, calculated in accordance with GAAP applied on a consistent basis with Hexcel’s historical segregated financial reporting and the Financial Statements.

“Books and Records” shall have the meaning set forth in Section 2.1(a)(vii).

“Business” means the development, manufacture and sale of specialty industrial fabrics (including laminated fabrics such as HexForm and ML micro-laminated fabrics) used in body armor and other ballistics applications, electronics applications and industrial applications as conducted at the Facilities (and prior to its closure, at the Seller’s Washington, Georgia facility) and reflected in the Financial Statements.  The Business shall not include the development, manufacture and sale of carbon fibers, carbon reinforcements, other reinforcements, prepregs, honeycomb, core (including special process core), laminates, panels or composite structures as conducted at Hexcel’s other facilities.

“Business Employee” shall have the meaning set forth in Section 8.1(a).

“Cash Purchase Price” shall have the meaning set forth in Section 3.1.

“Cause” shall mean (i) the commission of an act of gross misconduct, fraud or dishonesty; (ii) an indictment or the entering of a plea of nolo contendere for a crime constituting a felony or in respect of any act of fraud or dishonesty; or (iii) the commission of an act which would make the Person subject to being enjoined, suspend, barred or otherwise disciplined for violation of federal or state securities or commodities laws, rules or regulations, including any statutory disqualification.

“CERCLA” shall have the meaning set forth in Section 11.2(c).

“CFO Certificate” shall have the meaning set forth in Section 4.2(j).

“Claim Notice” shall have the meaning set forth in Section 11.4(a).

“Closing” shall have the meaning set forth in Section 4.1.

“Closing Date” shall have the meaning set forth in Section 4.1.

“Closing Working Capital” shall have the meaning set forth in Section 3.2(b).

“Closing Working Capital Schedule” shall have the meaning set forth in Section 3.2(b).

“COBRA” shall mean continuation coverage provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended and codified at 29 U.S.C. §§ 1161-1169, and Code § 4980B, and any regulations or proposed regulations issued pursuant thereto.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Commercial Know-How” means the Seller’s confidential and/or proprietary information of a commercial nature to the extent used in connection with the operation of the Business, including but not limited to customer lists, financial data and marketing material, but excluding the (i) Intellectual Property, (ii) Technical Know-How and (iii) information relating to the sales and marketing of fabrics produced under the Supply and Services Agreement.

“Commitment Letter” shall have the meaning set forth in Section 6.4.

“Confidential Information” shall have the meaning set forth in Section 7.5(e)(ii).

“Confidentiality Agreement” shall have the meaning set forth Section 7.3.

“Consents” shall have the meaning set forth in Section 5.5.

“Contracts” shall have the meaning set forth in Section 2.1(a)(ix).

“Copyrights” shall mean copyrights, copyrightable works and all registrations and applications to register the same.

“Current Assets” shall have the meaning set forth in Section 3.2(a).

“Current Liabilities” shall have the meaning set forth in Section 3.2(a).

“Data Room” shall mean the electronic data room posted by the Seller at https://datasite.merrillcorp.com as in effect at 7:00 p.m. EST,  June 19, 2007 comprising the correspondence, contracts, agreements, licenses, documents and other information made available to the Purchaser and its Representatives.

“Disclosure Schedule” shall mean the disclosure schedule of even date herewith prepared and signed by the Seller and delivered to the Purchaser simultaneously with the execution hereof.

“DOJ” shall mean the Antitrust Division of the United States Department of Justice.

“Earn-Out Payment Period” shall have the meaning set forth in Section 3.3(a).

“Earn-Out Statement” shall have the meaning set forth in Section 3.3(d).

“Earn-Out Statement Amount” shall have the meaning set forth in Section 3.3(d).

“Employment Offer Notification Date” shall have the meaning set forth in Section 8.1(a)

“Environmental Claim” shall mean any claim, action, cause of action, investigation or written notice by any Person alleging actual or potential liability or alleging a violation of any statutory or regulatory requirements for investigatory, cleanup or governmental response costs, or natural resources or property damages, or personal injuries, attorney’s fees or penalties relating to (i) the presence, or release into the environment, of any Hazardous Materials at, on, under, or from the Facilities, now or in the past, or (ii) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

“Environmental Law” shall mean each federal, state, local and foreign law and regulation relating to pollution, protection or preservation of human health or the environment  including ambient air, surface water, ground water, land surface or subsurface strata, and natural resources, and including each law and regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacturing, processing, distribution, use, treatment, generation, storage, containment (whether above ground or underground), disposal, transport or handling of Hazardous Materials, or the preservation of the environment or mitigation of  adverse effects thereon and each law and regulation with regard to record keeping, notification, disclosure and reporting requirements respecting Hazardous Materials.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any trade or business, whether or not incorporated, that together with the Seller would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Excluded Assets” shall mean have the meaning set forth in Section 2.2.

“Excluded Liabilities” shall have the meaning set forth in Section 2.4.

“Exposure Event” shall have the meaning set forth in Section 2.3(d).

“Facilities” means the Owned Real Property and Leased Real Property.

“Financial Statements” shall have the meaning set forth in Section 5.8.

“Financing” shall have the meaning set forth in Section 6.4.

“Form 8594” shall have the meaning set forth in Section 3.4.

“FTC” shall mean the United States Federal Trade Commission.

“GAAP” shall mean United States generally accepted accounting principles.

“GI Applications shall have the meaning set forth in Section 2.2(f).

“Governmental Entity” shall mean a court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency.

“Hazardous Materials” shall mean chemicals; pollutants; contaminants; wastes; toxic or hazardous substances, materials and wastes and other substances regulated under Environmental Law or potentially injurious to human health or the environment, including petroleum and petroleum products; asbestos and asbestos-containing materials; polychlorinated biphenyls; lead and lead-based paints and materials; and radon.

“Hexcel” shall have the meaning set forth in the Preamble.

“Hexcel Benefit Plans” shall have the meaning set forth in Section 5.16(a).

“Hexcel Mark and Logo” shall have the meaning set forth in Section 2.2(h).

“Hexcel Pension Plan” shall have the meaning set forth in Section 5.16(a).

“Hexcel Supplies” shall have the meaning set forth in Section 7.13(a).

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnified Party” shall have the meaning set forth in Section 11.4(a).

“Indemnifying Party” shall have the meaning set forth in Section 11.4(a).

“Independent Accounting Firm” shall have the meaning set forth in Section 3.2(d).

“Instrument of Assignment and Bill of Sale” shall have the meaning set forth in Section 4.2(a).

“Intellectual Property” shall mean the Patents, Trademarks and Copyrights set forth in Schedule 2.1(a)(vi)(1).

“Insurance Proceeds” shall have the meaning set forth in Section 2.1(a)(xvi)

“Inventory” shall have the meaning set forth in Section 2.1(a)(xi).

“Key Customers” shall have the meaning set forth in Section 5.24(a).

“Key Suppliers” shall have the meaning set forth in Section 5.24(b).

“Knowledge of the Purchaser” or “Purchaser’s Knowledge” concerning a particular subject, area or aspect of the Purchaser’s business or affairs shall mean the knowledge of each of Michael L. Fulbright, Charles R. Tutterow and M. Gary Wallace.

“Knowledge of the Seller” or “Seller’s Knowledge” concerning a particular subject, area or aspect of the Business’ business or affairs shall mean the knowledge of each of Joseph H. Shaulson, Stephen C. Forsyth, Ira J. Krakower, David E. Berges, Donald R. Burnette, Dieter R. Wachter, Jeffrey Ettin and Kyle J. Davidson.

“Leased Real Property” shall have the meaning set forth in section 2.1(a)(ii).

“Liabilities” shall mean any and all debts, liabilities and obligations whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.

“Licenses and Permits” shall have the meaning set forth in Section 2.1(a)(x).

“Liens” shall mean shall mean any and all liens, charges, security interests, options, claims, mortgages, pledges, proxies, voting trusts or agreements, obligations, understandings or arrangements or other restrictions on title or transfer of any nature whatsoever.  For the avoidance of doubt, Liens shall not include licenses of or other grants of rights to use Intellectual Property.

“Losses” shall have the meaning set forth in Section 11.3(a).

“Machinery” shall have the meaning set forth in Section 2.1(a)(iv).

“Material Adverse Effect” shall mean any changes, events or conditions that have or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, results of operations or financial condition of the Business, taken as a whole, or that materially impairs the ability of the Seller to consummate the transactions contemplated by this Agreement other than any changes, events or conditions resulting from: (i) general economic conditions in any of the markets or geographical areas in which the Business operates (except to the extent the Business is materially disproportionately affected relative to other companies in the industries in which it operates); (ii) any change in economic conditions or the financial, banking, currency or capital markets in general (whether in the United States or any other country or in any international market) or changes in currency exchange rates or currency fluctuations; (iii) any conditions generally affecting any of the industries in which the Business operates (except to the extent the Business is materially disproportionately affected relative to other companies in the industries in which it operates); (iv) acts of God or other calamities, national or international political or social conditions, including the engagement by any country in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack (except to the extent the Business is materially disproportionately affected relative to other companies in the industries in which it operates); (v) changes in law or in GAAP or interpretations thereof; (vi) if the adverse effect is reasonably foreseeable by the Purchaser, any actions taken with the Purchaser’s consent or failure to take action due to the Purchaser’s refusal to give its consent under Section 7.1; (vii) any item or items set forth in Section 1.1 of the Disclosure Schedule; (viii) the announcement of, or the taking of any action contemplated by, this Agreement and the Ancillary Agreements; (ix) any changes, events or conditions arising out of or relating to the identity of the Purchaser; or (x) any communication by the Purchaser regarding the plans or intentions of the Purchaser with respect to the Business, the Assets or the Assumed Liabilities.

“Material Agreements” shall have the meaning set forth in Section 5.11(a)(xii).

“MS Equipment” shall mean the processing equipment specifically associated with the so called MS treatment process and practiced under the MS License at Plant B.

“MS License” shall mean the license agreement, dated as of June 28, 2002, between Hexcel and Asahi Schwebel Co. Ltd.

“Negotiation Period” shall have the meaning set forth in Section 3.2(c).

“Notice Period” shall have the meaning set forth in Section 11.4(c).

“Owned Real Property” shall have the meaning set forth in Section 2.1(a)(i).

“Patent Assignment” shall have the meaning set forth in Section 4.2(c).

“Patents” shall mean issued patents and pending patent applications, patent disclosures, and any and all divisions, continuations, continuations-in-part, reissues, reexaminations, and extension thereof.

“Permitted Liens” shall have the meaning set forth in Section 5.10(a).

“Person” shall mean a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Personal Property Leases” shall have the meaning set forth in Section 2.1(a)(iii).

“Plan” shall mean each deferred compensation and each incentive compensation, stock purchase, stock option and other equity compensation plan, program, agreement or arrangement; each severance or termination pay, medical, surgical, hospitalization, life insurance and other “welfare” plan, fund or program (within the meaning of Section 3(1) of ERISA); each profit-sharing, stock bonus or other “pension” plan, fund or program (within the meaning of Section 3(2) of ERISA); each employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Seller or by any ERISA Affiliate, or to which the Seller or an ERISA Affiliate is party, whether written or oral, for the benefit of any director, employee or former employee of the Business or any Business Subsidiary, other than any plan, fund, program, agreement or arrangement relating to workers’ compensation and/or statutory unemployment benefits.

“Plant B” shall mean Hexcel’s glass weaving facility located in Les Avenieres, France and commonly known within Hexcel as Plant B.

“Preliminary Working Capital” shall have the meaning set forth in Section 3.2(a).

“Preliminary Working Capital Schedule” shall have the meaning set forth in Section 3.2(a).

“Prepaid Expenses and Other Current Assets” shall have the meaning set forth in Section 2.1(a)(xiii).

“Purchase Price” shall have the meaning set forth in Section 3.1.

“Purchaser” shall have meaning set forth in Preamble.

“Purchaser Confidential Information” shall have the meaning set forth in Section 7.5(e)(i).

“Purchaser Deductible” shall have the meaning set forth in Section 11.3(b)(i).

“Purchaser Indemnitees” shall have the meaning set forth in Section 11.2(a)

“Purchaser Losses” shall have the meaning set forth in Section 11.2(a).

“Purchaser Material Adverse Effect” shall mean any change, effect, event, occurrence or development that, individually or in the aggregate, prevents or impairs or would reasonably be expected to prevent or impair in any material respect the ability of the Purchaser to perform its obligations under this Agreement or prevent or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated hereby.

“Purchaser’s Certificate” shall have the meaning set forth in Section 9.3(c).

“Purchaser’s Objection” shall have the meaning set forth in Section 3.2(c).

“Real Property Leases” shall have the meaning set forth in Section 2.1(a)(ii).

“Representatives” shall mean a person’s Affiliates, directors, managers, officers, employees, agents, attorneys, consultants, advisors or other representatives.

“Seller” shall have the meaning set forth in the Preamble.

“Seller Confidential Information” shall have the meaning set forth in Section 7.5(e)(ii).

“Seller Deductible” shall have the meaning set forth in Section 11.2(b)(i).

“Seller Indemnitees” shall have the meaning set forth in Section 11.3(a).

“Seller Losses” shall have the meaning set forth in Section 11.3(a).

“Seller’s Certificate” shall have the meaning set forth in Section 9.2(c).

“Seller’s Objection” shall have the meaning set forth in Section 3.2(c).

“Seller’s Severance Plan” shall include the Seller’s Human Resources Policy No. 321 Reduction in Workforce and Policy No. 314 Income Assistance/Severance, and the letter agreements listed in Schedule 8.5.

“Shared Contracts” shall have the meaning set forth in Section 7.14.

“Solvent” shall mean, with respect to any Person, that (i) the property of such Person, at a present fair saleable valuation, exceeds the sum of its liabilities (including contingent and unliquidated liabilities), (ii) the present fair saleable value of the property of such Person exceeds the amount that will be required to pay such Person’s probable liabilities as they become absolute and matured, (iii) such Person has adequate capital to carry on its business and (iv) such Person does not intend or believe it will incur liabilities beyond its ability to pay as such liabilities mature.  In computing the amount of contingent or unliquidated liabilities at any time, such liabilities will be computed at the amount which, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become actual or matured liabilities.

“Straddle Period” shall mean any taxable period beginning before the Closing Date and ending after the Closing Date.

“Subsidiary” shall mean, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries; or (b) such Person or any other Subsidiary of such Person is a general partner (excluding any such partnership where such Person or any Subsidiary of such party does not have a majority of the voting interest in such partnership).

“Supply Agreement” shall have the meaning set forth in Section 4.2(g).

“Supply and Services Agreement” shall have the meaning set forth in Section 4.2(f).

“Tax” shall mean all taxes, charges, fees, duties, levies, penalties or other assessments imposed by any federal, state, local or foreign Governmental Entity, including income, gross receipts, excise, property, sales, gain, use, license, custom duty, unemployment, capital stock, transfer, franchise, payroll, withholding, social security, minimum estimated, profit, gift, severance, value added, disability, premium, recapture, credit, occupation, service, leasing, employment, stamp and other taxes, and shall include interest, penalties or additions attributable thereto or attributable to any failure to comply with any requirement regarding Tax Returns.

“Tax Contest” shall mean any deficiency, proposed adjustment, adjustment, assessment audit, examination or other administrative or court proceeding, suit, dispute or other claim.

“Tax Refunds” shall have the meaning set forth in Section 2.2(b).

“Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any such document prepared on a consolidated, combined or unitary basis and also including any schedule or attachment thereto, and including any amendment thereof.

“TechFab” means and refers to TechFab LLC, the former joint venture of the Seller, headquartered in Anderson, South Carolina that manufactures non-woven reinforcement material used in the manufacture of construction and roofing material, sail cloth and other specialty applications.

“TechFab Agreements” shall mean the TechFab Lease and the TechFab Services Agreement.

“TechFab Employee Compensation Receivable” shall have the meaning set forth in Section 2.2(c).

“TechFab Lease” shall mean the lease agreement, dated as of December 15, 2006 by and among the Seller and TechFab.

“TechFab Services Agreement” shall mean the transition services agreement, dated as of December 15, 2006, between Hexcel and TechFab.

“Technical Know-How” means the Seller’s (i) confidential and/or proprietary information of a technical nature used in product manufacture or design at the Facilities in connection with the operation of the Business, but excluding the Intellectual Property and (ii) confidential and/or proprietary information of a technical nature used in product manufacture at Plant B in connection with the MS License and MS Equipment.

“Terminated Business Employees” shall have the meaning set forth in Section 8.1(a).

“Termination Date” shall have the meaning set for in Section 10.1(b).

“Trademarks” shall mean trademarks, trade dress, service marks, logos, trade names and all registrations and applications to register the same and the goodwill associated therewith.

“Transfer Tax Returns” shall have the meaning set forth in Section 7.7(a).

“Transfer Taxes” shall mean all sales (including, without limitation, bulk sales), use, transfer, recording, privilege, documentary, gains, gross receipts, registration, conveyance, excise, license, stamp, duties or similar Taxes and fees incurred in connection with or resulting from this Agreement and the transactions contemplated hereunder.

“Transferred Employees” shall have the meaning set forth in Section 8.1(a).

“Transferred Intellectual Property” shall have the meaning set forth in Section 2.1(a)(vi)(1).

“Transition Services Agreement” shall have the meaning set forth in Section 4.2(e).

“Unaudited Financial Statements” shall have the meaning set forth in Section 5.8.

“Vehicles” shall have the meaning set forth in Section 2.1(a)(iv).

“Voting Debt” shall mean indebtedness having general voting rights and debt convertible into securities having such rights.

“WARN Act” shall mean the Worker Adjustment and Retraining Notification Act of 1988 or any similar applicable foreign, state or local law requiring notice to employees in the event of a closing or layoff.

“WARN Act Notification Date” shall have the meaning set forth in Section 8.1(b).

“Washington Restructuring” shall mean the restructuring actions being implemented by the Seller in connection with the closing of the Washington, Georgia facility and the consolidation of its activities into the Facilities.

“Workers’ Compensation Event” shall have the meaning set forth in Section 8.4.

“Zylon Investigation” shall have the meaning set forth in Section 7.18(a).

“Zylon Liabilities” shall have the meaning set forth in Section 2.4(j).

Section 1.2             Interpretation.

(a)        When a reference is made in this Agreement to a section or article, such reference shall be to a section or article of this Agreement unless otherwise clearly indicated to the contrary.

(b)        Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”

(c)        The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified.

(d)        The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(e)        A reference to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns.

(f)         A reference to any legislation or to any provision of any legislation shall include any amendment to, and any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.

ARTICLE II

SALE OF ASSETS AND ASSUMPTION OF LIABILITIES

Section 2.1             Sale and Transfer of Assets.

(a)        On the terms and subject to the conditions set forth in this Agreement, at the Closing, the Seller shall sell, convey, assign, transfer and deliver to the Purchaser (or if any of such assets, properties and rights are held by one or more Subsidiaries of Hexcel, Hexcel, as applicable, shall cause such Subsidiary to sell, convey, assign, transfer and deliver to the Purchaser), and the Purchaser shall purchase, acquire, receive and accept from the Seller, free and clear of all Liens (other than Permitted Liens), all of the Seller’s right, title and interest in and to the following assets, properties and rights, as each may exist as of the Closing Date (the “Assets”):

(i)          Owned Real Property.  Those parcels of real property described on Schedule 2.1(a)(i) (“Owned Real Property”) and all of the rights arising out of the ownership thereof or appurtenant thereto, together with all buildings, structures, facilities, fixtures and other improvements to such Owned Real Property, but subject to the TechFab Lease;

(ii)         Real Property Leases.  To the extent their transfer is permitted under the terms thereof, the leases and subleases of real property described on Schedule 2.1(a)(ii) (such property, the “Leased Real Property” and such leases, the “Real Property Leases”), and any rights appurtenant to such Real Property Leases;

(iii)        Personal Property Leases.  To the extent their transfer is permitted under the terms thereof, the leases and subleases of personal property used in the Business at the Facilities and described on Schedule 2.1(a)(iii) (the “Personal Property Leases”), and any rights appurtenant to such Personal Property Leases;

(iv)       Machinery.  The (A) machinery, equipment, tools, furniture, furnishings, office equipment (including telecommunication equipment), goods and other tangible items of personal property owned or, to the extent transferable, leased by the Seller and which are located at the Facilities and (B) an IBM i5 computer to be located in the Anderson Facility, such computer to be substantially similar to the IBM i5 computer currently utilized by the Business and located at the Axciom data center in Downers Grove, Illinois, (collectively, the “Machinery”), and including all warranties and guarantees, if any, existing for the benefit of the Seller in connection with the Machinery to the extent transferable;

(v)        Vehicles.  All owned motor vehicles used in the Business, including without limitation the items listed on Schedule 2.1(a)(v) (such schedule indicating, for each item, whether such item is owned or leased by the Seller) (the “Vehicles”), and all warranties and guarantees, if any, existing for the benefit of the Seller in connection with the Vehicles to the extent transferable;

(vi)       Intangible Property.

(1)         Intellectual Property.  All right, title and interest of the Seller in and to the Intellectual Property set forth on Schedule 2.1(a)(vi)(1), and, subject to Section 7.17 the MS License (collectively, the “Transferred Intellectual Property”);

(2)          Technical Know-How.  An undivided joint ownership interest with the Seller and its Affiliates in all right, title and interest of the Seller in the Technical Know-How; provided, however, that neither the Seller and its Affiliates, nor the Purchaser, shall have any obligation (including any payment obligation) to account to the other in respect of the ownership or use thereof, subject however to the non-competition provision contained in Section 7.5 herein; and

(3)         Commercial Know-How.  All right, title and interest of the Seller and its Affiliates in the Commercial Know-How;

(vii)      Books and Records.  The books and records of the Seller to the extent relating to the Business, including but not limited to, books and records relating to the Commercial Know-How, the Technical Know-How or the business, commercial, financial, manufacturing, human resources (other than the separately maintained medical files or other materials not permitted by law to be transferred) or other information of the Business, regardless of form, but excluding Tax Returns, tax records, work papers and the corporate books and records of the Seller (“Books and Records”); provided, however, that the Seller may retain a copy of the Books and Records for legal and accounting archival purposes and for purposes of using the Technical Know-How;

(viii)     Software.  To the extent transferable, the software set forth in Schedule 2.1(a)(viii);

(ix)        Contracts.  To the extent transferable, all commitments, contracts, agreements and other legally binding arrangements, written or oral, to which the Seller is a party or by which the Seller is bound and which relate primarily to the Business or the Assets, in each case to the extent relating to the Business or the Assets, including the TechFab Agreements (“Contracts”);

(x)         Licenses and Permits.  To the extent transferable, the licenses, permits, certificates of authority, authorizations, approvals, registrations, qualifications, waivers and similar consents granted or issued by any Governmental Entity to the extent related to the operation of the Facilities, including without limitation the items set forth on Schedule 2.1(a)(x) (“Licenses and Permits”);

(xi)        Inventory.  All raw materials, work in process and finished products of the Business, including inventory owned by the Seller and on consignment (“Inventory”);

(xii)       Accounts Receivable.  All notes and accounts receivable of the Business (the “Accounts Receivable”);

(xiii)      Prepaid Expenses and Other Current Assets.  Prepaid expenses and other current assets of the Business reflected in the Financial Statements and the Closing Working Capital Statement (except those assets that are Excluded Assets) (“Prepaid Expenses and Other Current Assets”);

(xiv)      Security Deposits.  All security deposits deposited by or on behalf of the Business as a lessee or sublessee under any lease or sublease included in the Assets;

(xv)       Causes of Action.  All causes of action to the extent they relate to the Assets or the Business (whether known or unknown, matured or un-matured, accrued or contingent) other than (A) causes of action arising under this Agreement or the transactions contemplated hereby or thereby, (B) causes of action against any of the Seller Indemnitees, or (C) causes of action relating to the Excluded Assets or Excluded Liabilities;

(xvi)      Insurance Proceeds.  All insurance proceeds received by the Seller or to which the Seller is entitled in respect of any Assets that are damaged, destroyed or lost, less any of such amounts applied to the repair, restoration or replacement of such Assets (“Insurance Proceeds”);

(xvii)     Prepaid Property Taxes.  Any prepaid Taxes with respect to property for a Straddle Period; provided, however, that for the purposes of this Section 2.1(a)(xvii), (A) any such Taxes shall be apportioned on a daily basis in the Straddle Period between these amounts that relate to the period ending on or before the Closing Date and those amounts that relate to the period beginning after the Closing Date and (B) only the amount of such Taxes that correspond to the period after the Closing Date shall be an Asset; and

(xviii)    Other Assets.  All other tangible assets of the Business reflected in the Financial Statements, except those assets that are Excluded Assets or that have been disposed of in the ordinary course of business or in connection with the Washington Restructuring since the date of the Financial Statements.

(b)        After the Closing Date, each of the Seller and the Purchaser shall take all actions (or shall cause their Affiliates to take all actions) reasonably requested by the other party to effect the transfer of the Assets (other than the Excluded Assets) pursuant to the provisions of this Section 2.1.  Without limiting the generality of the foregoing, after the Closing Date the Seller shall take all actions reasonably requested by the Purchaser to promptly convey any of the Assets (other than Excluded Assets) that are owned or are contemplated to be acquired by the Purchaser and are retained inadvertently by the Seller or title to which was inadvertently not transferred at the Closing.

Section 2.2             Excluded Assets.  Notwithstanding any other provisions in this Agreement, it is expressly agreed that the Seller shall retain, and the Purchaser shall not acquire, any right, title and interest in and to the following assets, properties or rights (the “Excluded Assets”):

(a)        Cash and Cash Equivalents.  Cash and cash equivalents, and accrued interest thereon, wherever located;

(b)        Tax Refunds.  Any refunds, credits or other assets or rights (including interest thereon or claims therefor) with respect to any Taxes paid by the Seller or any of its Affiliates, or for which the Seller or its Affiliates are responsible under this Agreement, relating to the Business or the Assets (the “Tax Refunds”);

(c)        TechFab Employee Compensation Receivable.  All payments due to the Seller from TechFab with respect to employee compensation paid by the Seller on behalf of TechFab (“TechFab Employee Compensation Receivable”);

(d)        Insurance Policies. Any insurance policies at any time in effect or claims, causes of action, proceeds or other rights with respect thereto (other than Insurance Proceeds), and any reimbursement for, or other benefit associated with prepaid insurance, including, without limitation, insurance policies covering events occurring in whole or in part prior to the Closing Date;

(e)        Employee Benefit Assets. Except as expressly provided in Article VIII hereof, all assets relating to the Hexcel Benefit Plans;

(f)         Other Reinforcement Facilities.  The Seller’s Washington, Georgia, Seguin, Texas and Lyon, France facilities and related operations, including the business,

commercial know-how, inventory, accounts receivable and other assets of Hexcel and its Affiliates associated with the development, manufacture, offer and sale of fabrics for electronics applications in Europe and the general industrial applications listed on Schedule 2.2(f) (the “GI Applications”) in Europe and for composites applications worldwide;

(g)        Rights Under Agreements. Except as expressly provided herein, all rights of the Seller under this Agreement and any other agreements, instruments and certificates delivered in connection with this Agreement, the Ancillary Agreements or any of the transactions contemplated hereby or thereby, as well as all rights of the Seller not relating to the Business or set forth on Schedule 2.2(g);

(h)        Names and Logos.  Except as provided in Section 7.13, the name and mark “Hexcel” or “Hex” and any names or marks containing or comprising the name and mark “Hexcel” or “Hex” or related thereto, including any names or marks similar thereto or dilutive or derivative thereof, and the honeycomb/three hexagon logo depicted on Schedule 2.2(h) and any logos containing or comprising such honeycomb/three hexagon logo or related thereto, including any logos similar thereto or derivative or dilutive thereof (collectively, the “Hexcel Mark and Logo”), and the goodwill associated therewith;

(i)         Capital Stock.  All of the capital stock or equity interests of Hexcel and its Subsidiaries;

(j)         Technical Know-How.  The undivided interest of the Seller and its Affiliates in the Technical Know-How;

(k)        MS Equipment. Subject to the restrictions contained in Section 7.5 the MS Equipment; and

(l)         Other Assets.  All other assets, properties or rights of the Seller not expressly included in the Assets.

(b)           After the Closing Date, each of the Seller and the Purchaser shall take all actions (or shall cause their Affiliates to take all actions) reasonably requested by the other party to effect the exclusion of the Excluded Assets from the assets being transferred pursuant to Section 2.1.  Without limiting the generality of the foregoing, the Purchaser shall take all action reasonably requested by the Seller to promptly return any of the Excluded Assets that were conveyed inadvertently to the Purchaser by the Seller or title to which was inadvertently transferred to the Purchaser at the Closing.

Section 2.3             Assumed Liabilities.  At Closing, on the terms and subject to the conditions set forth in this Agreement, the Purchaser shall assume and shall pay, perform and discharge when due only the following Liabilities relating to or arising out of the Business (the “Assumed Liabilities”):

(a)        Financial Statement Liabilities.  Except as otherwise provided in this Agreement, all Liabilities reflected in the Financial Statements and in the Closing Working Capital Schedule;

(b)        Warranty Claims.  Except for the Zylon Liabilities, all Liabilities to the Seller’s customers arising from the Business for the replacement, repair or return of products, or to make any monetary refund or adjustment with respect to any such product or service, pursuant to a warranty or similar claim where the Liability is incurred in the ordinary course of business and consistent with the Seller’s past practices in the Business in respect of the administration and settlement of customer warranty claims;

(c)        Contracts, Licenses and Permits and Intellectual Property.  All Liabilities arising or to be performed after the Closing under the Contracts, Licenses and Permits and Intellectual Property (other than Liabilities to the extent arising out of or relating to a breach or violation of the terms of any of the Contracts, Licenses and Permits or Intellectual Property that occurred prior to the Closing Date);

(d)        Exposure Claims.  All Liabilities in respect of a claim by any Person based on use, handling or ingestion of, exposure to or contact with, any chemical or substance at any time used, handled or distributed by the Business to the extent arising out of the ownership, occupation or operation of the Business, the Facilities or the Assets (an “Exposure Event”) on or after the Closing Date; provided, however, that in the case of an Exposure Event occurring both before and on or after the Closing Date, any such Liabilities shall be equitably apportioned between the Seller and the Purchaser based on the relative periods of time before and on or after the Closing Date during which such Exposure Event transpired;

(e)        Environmental Claims.  All Liabilities relating to Environmental Claims to the extent arising out of the ownership, occupation or operation of the Business, the Facilities or the Assets on or after the Closing Date or associated with the release of any Hazardous Materials at or on the Owned Real Property on or after the Closing Date;

(f)         Taxes.  Except as described in Section 7.7(c), all Liabilities for Taxes arising out of the ownership of the Assets or the operation of the Business from and after the Closing Date;

(g)        Employee Liabilities.  All Liabilities relating to Business Employees that the Purchaser is responsible for under Article VIII;

(h)        TechFab.  All post-Closing Liabilities arising from the TechFab Agreements except the post-Closing Liabilities described on Schedule 2.3(h), which will be retained by the Seller;

(i)         Conduct of Business.  All Liabilities of the Seller and its Affiliates to the extent arising out of or relating to the conduct of the Business after the Closing or the ownership, use or possession of Assets after the Closing, in each case except for Excluded Liabilities; and

(j)         Other Assumed Liabilities.  All Liabilities assumed by the Purchaser or for which the Purchaser is responsible under any provision of this Agreement, the Ancillary Agreements, or any other agreement, instrument or certificate delivered by the Purchaser in connection with the transactions contemplated hereby or thereby.

Section 2.4             Excluded Liabilities.  It is expressly agreed that the Seller shall retain, and the Purchaser shall not assume and shall not pay, perform and discharge, every Liability of the Seller other than the Assumed Liabilities (the “Excluded Liabilities”), including:

(a)        Excluded Assets.  All Liabilities arising out of the Excluded Assets;

(b)        Borrowed Money.  All Liabilities for indebtedness (including interest thereon) for borrowed money;

(c)        Certain Taxes.  All Liabilities for (i) Taxes arising from the operation of the Business or the Assets prior to the Closing Date, and (ii) Taxes arising solely out of the transactions contemplated by this Agreement, but excluding any Transfer Taxes;

(d)        TechFab.  All Liabilities arising from Hexcel’s ownership of TechFab other than those described in Section 2.3;

(e)        Employees.  All Liabilities relating to or arising out of the employment relationship between the Seller or its Affiliates and any current or former employee of the Seller or its Affiliates, except to the extent that such Liability relates to or arises out of a Liability otherwise assumed by the Purchaser under Article VIII;

(f)         Certain Litigation.  All Liabilities which the Seller or its Affiliates have or may have with respect to the TechFab employee litigation and the Second Chance preference claim described on Schedule 2.4(f);

(g)        Exposure Claims.  All Liabilities in respect of any Exposure Event prior to the Closing Date; provided, however, that in the case of an Exposure Event occurring both before and on or after the Closing Date, any such Liabilities shall be equitably apportioned between the Seller and the Purchaser based on the relative periods of time before and on or after the Closing Date during which such Exposure Event transpired;

(h)        Environmental Claims.  All Liabilities relating to Environmental Claims to the extent arising out of the use, ownership, occupation or operation of the Business, the Facilities or the Assets prior to the Closing Date or associated with the release of any Hazardous Materials at, on, under, or from the Owned Real Property prior to the Closing Date;

(i)         Product Liability Claims.  All Liabilities for personal injury or property damage relating to or arising out of products sold or services rendered by the Business prior to the Closing Date;

(j)         Zylon.  All Liabilities of the Seller of any type whatsoever relating to Zylon to the extent based on a condition, event or circumstance existing at or prior to the Closing (“Zylon Liabilities”);

(k)        Restructuring Liabilities.  All Liabilities of the Seller of any type whatsoever relating to restructuring accruals whether or not reflected in the Financial Statements; and

(l)         Other Liabilities.  All Liabilities which the Seller has expressly retained under any provision of this Agreement, any Ancillary Agreement or any other agreement, instrument or certificate delivered by the Seller in connection with the transactions contemplated hereby or thereby.

ARTICLE III

PURCHASE PRICE AND ADJUSTMENTS

Section 3.1             The Purchase Price.  Subject to the terms and conditions of this Agreement, the consideration for the sale, transfer, assignment, conveyance and delivery of the Assets (the “Purchase Price”) will be (i) sixty two million five hundred thousand dollars ($62,500,000), subject to adjustment as provided in Section 3.2 (as adjusted, the “Cash Purchase Price”); (ii) the Ballistics Earn-Out Payments provided in Section 3.3; and (iii) the assumption by the Purchaser of the Assumed Liabilities.  In accordance with Section 4.3, at the Closing, the Cash Purchase Price (as adjusted prior to Closing pursuant to Section 3.2(a)) shall be delivered to the Seller by wire transfer, in immediately available funds, to such bank account or accounts as shall be specified in writing by the Seller prior to the Closing.

Section 3.2             Adjustment to Cash Purchase Price.

(a)        Not later than two (2) business days prior to the Closing, the Seller shall provide the Purchaser with a schedule based upon the most recently prepared balance sheet of the Business (the “Preliminary Working Capital Schedule”), in the form attached hereto as Schedule 3.2, setting forth the Seller’s good faith estimate as of the Closing Date of the Accounts Receivable, Inventory and  Prepaid Expenses and Other Current Assets of the Business that are included in the Assets (“Current Assets”) minus the accounts payable and Accrued Employee Compensation, Benefits and Other Liabilities of the Business that are included in the Assumed Liabilities (the “Current Liabilities”) (the “Preliminary Working Capital”).  The Preliminary Working Capital Schedule shall be prepared using accounting principles, practices and methods consistent with those used in preparing Schedule 3.2 with adjustments for changes occurring in the period between the date of the Balance Sheet and the Closing Date.  If the amount of the Preliminary Working Capital exceeds the corresponding working capital included in the Schedule 3.2, then the Cash Purchase Price shall be increased by the excess.  If the amount of Preliminary Working Capital is less than the corresponding working capital included in the Schedule 3.2, the Cash Purchase Price will be decreased by the shortfall.

(b)        Within forty-five (45) days following the Closing, the Purchaser shall prepare and deliver to the Seller a schedule (the “Closing Working Capital Schedule”), setting forth a calculation of the Current Assets and Current Liabilities as of the Closing (the “Closing Working Capital”), which shall be prepared on the same form and basis and using accounting principles, practices and methods consistent with those used to prepare the Preliminary Working Capital Schedule and Schedule 3.2.

(c)        The Seller shall have thirty (30) days after the delivery by the Seller to review the Closing Working Capital Schedule.  The Purchaser shall, from and after the Closing Date, provide the Seller and its accountants with all data and financial statements reasonably requested by the Seller, and full access to the Books and Records, any other information, including work of its accountants, and to any employees to the extent necessary for the Seller to review the Closing Working Capital Schedule.  In the event that the Seller believes in good faith that the Closing Working Capital has not been determined on the basis set forth in Section 3.2(b), the Seller shall inform the Purchaser in writing (the “Seller’s Objection”), setting forth a specific description of the basis of the Seller’s Objection and the adjustments to the Closing Working Capital which the Seller believes should be made, on or before the last day of such thirty day (30) period.  Failure to notify the Purchaser within such thirty (30) day period shall constitute acceptance and approval by the Seller of the Purchaser’s Closing Working Capital Schedule.  If the Seller objects to the Closing Working Capital Schedule, the Purchaser shall then have fifteen (15) days to review and respond to the Seller’s Objection. If any proposed change set forth in the Seller’s Objection is not accepted by the Purchaser, then the Purchaser shall within fifteen (15) days after receipt of the Seller’s Objection give written notice to the Seller of the Purchaser’s objection to such change (the “Purchaser’s Objection”).  Failure to so notify the Seller within such fifteen (15) day period shall constitute acceptance and approval by the Purchaser of the Seller’s Objection.  The Purchaser’s Closing Working Capital, as adjusted for any matter included in the Seller’s Objection that is not disputed in the Purchaser’s Objection, shall be deemed conclusively accepted by the Seller and the Purchaser, except in respect of those matters still in dispute in accordance herewith.  For a period of fifteen (15) days after the Purchaser’s Objection (the “Negotiation Period”), the Seller and the Purchaser shall negotiate in good faith to resolve any remaining disputes as expeditiously as possible.

(d)        If the Purchaser and the Seller are unable to resolve all of their disagreements with respect to the determination of Closing Working Capital after the expiration of the Negotiation Period, they shall refer their remaining differences to a mutually agreeable nationally recognized firm of independent public accountants (the “Independent Accounting Firm”), which shall determine solely on the basis of the standard set forth in Section 3.2(b) hereof, and only with respect to the remaining differences and objections so submitted, whether and to what extent, if any, the Closing Working Capital requires adjustment.  Each of the Purchaser and the Seller shall make complete submissions to the Independent Accounting Firm within ten (10) days following the engagement of the Independent Accounting Firm.  Failure by either party to make a complete submission prior to the ten (10) day period will be deemed to be a waiver of such party’s right to make a submission.  The parties shall instruct the Independent Accounting Firm to deliver its written determination to the Seller and the Purchaser no later than the twentieth (20th) day after the remaining differences underlying the Seller’s Objection and the Purchaser’s Objection are referred to the Independent Accounting Firm.  The Independent Accounting Firm shall resolve the dispute and determine the Closing Working Capital, not on the basis of an independent review, but only within the disputed range and based on the standard set forth in Section 3.2(b).  Such resolution shall be set forth in a written statement delivered to the Purchaser and the Seller.  The Independent Accounting Firm’s determination shall be conclusive and binding upon the Seller and the Purchaser.  The fees and disbursements of the Independent Accounting Firm shall be shared equally by the Purchaser and the Seller.

(e)        Within ten (10) business days following determination of the Closing Working Capital (as finally determined pursuant to this Section 3.2) the Seller or the Purchaser, as the case may be, shall make an adjustment payment in an amount equal to the difference between the Preliminary Working Capital and the Closing Working Capital.  The

adjustment payment will be made by the Seller to the Purchaser to the extent that the Closing Working Capital is less than the Preliminary Working Capital and by the Purchaser to the Seller to the extent that Closing Working Capital is greater than the Preliminary Working Capital.  The adjustment payment shall bear interest (calculated on the basis of a 360-day year) from the Closing Date to and including the day immediately prior to payment at the “base rate” of Citibank, N.A., or any successor thereto in New York, New York in effect on the Closing Date.  The adjustment payment shall be treated for all tax purposes as an adjustment to the Purchase Price and shall be paid by wire transfer, in immediately available funds, to a bank account or accounts designated by the Seller or the Purchaser, as the case may be.

Section 3.3             Ballistics Earn-Out

(a)        In addition to the Cash Purchase Price provided for under Section 3.1, the Seller shall be entitled to receive additional consideration in respect of the sale of the Assets of the Business in accordance with this Section 3.3 (the “Ballistics Earn-Out Payments”).  After the end of each of the one-year periods commencing on the day following the Closing Date and the first and second anniversaries of such date, respectively  (each such one-year period an “Earn-Out Payment Period”), the Purchaser shall pay to the Seller an amount, equal to (i) 10% of the amount of Ballistics Revenues between $70 million and $95 million plus (ii) 8.5% of any Ballistics Revenues in excess of $95 million, provided, however, that the total amount payable by the Purchaser in respect of all three Earn-Out Payment Periods shall not exceed $12.5 million and the amount payable by the Purchaser in respect of any single Earn-Out Payment Period shall not exceed $5.0 million.

(b)        Post-Closing Conduct of Business by the Purchaser.  Following the Closing Date and until the expiration of the last Ballistics Earn-Out Payment Period, the Purchaser shall continue to operate the Ballistics Business in good faith consistent with past practice and provide the resources reasonably necessary for the continued operation and development of the Ballistics Business in the ordinary course.

(c)        No Right of Setoff.  The Purchaser shall have no right to set off all or any portion of the Ballistics Earn-Out Payments against any claims that the Purchaser may have against the Seller under this Agreement or otherwise (other than amounts due to the Purchaser under the Supply and Services Agreement that are not subject to dispute).

(d)        Timing of Additional Payments.

(i)      On or prior to the 45th calendar day after the end of the applicable Earn-Out Payment Period, the Purchaser will deliver to the Seller a statement (the “Earn-Out Statement”) setting forth in reasonable detail its calculation of the amount of any applicable Ballistics Earn-Out Payment (the “Earn-Out Statement Amounts”) to be paid to the Seller pursuant to this Section 3.3, which Earn-Out Statement shall be accompanied by payment of the applicable Earn-Out Statement Amount, if any, by wire transfer, in immediately available funds, to a bank account or accounts designated by the Seller.

(ii)     The Seller shall have thirty (30) days after the delivery by the Seller to review the Earn-Out Statement.  During this thirty (30) day period, the Purchaser shall provide the Seller and its accountants with all data and financial statements reasonably requested by the Seller, and full access to the books and records of the Purchaser, any other information, including work of its accountants, and to any employees to the extent necessary for the Seller to calculate the Ballistics-Earn Out Payment and to understand the Earn-Out Statement.  In the event that the Seller believes in good faith that an Earn-Out Statement Amount has not been determined on the basis set forth in Section 3.3(a), the Seller shall deliver to the Purchasers the Seller’s Objection, setting forth a specific description of the basis of the Seller’s Objection and the adjustments to the Earn-Out Statement Amount which the Seller believes should be made, on or before the last day of such thirty day (30) period.  Failure to notify the Purchaser within such thirty (30) day period shall constitute acceptance and approval by the Seller of the Earn-Out Statement.  If the Seller objects to the Earn-Out Statement, the Purchaser shall then have fifteen (15) days to review and respond to the Seller’s Objection. If any proposed change set forth in the Seller’s Objection is not accepted by the Purchaser, then the Purchaser shall within fifteen (15) days after receipt of the Seller’s Objection to give the Seller the Purchaser’s Objection.  Failure to so notify the Seller within such fifteen (15) day period shall constitute acceptance and approval by the Purchaser of the Seller’s Objection.  The Earn-Out Statement, as adjusted for any matter included in the Seller’s Objection that is not disputed in the Purchaser’s Objection, shall be deemed conclusively accepted by the Seller and the Purchaser, except in respect of those matters still in dispute in accordance herewith.  During the Negotiation Period, the Seller and the Purchaser shall negotiate in good faith to resolve any remaining disputes as expeditiously as possible.

(iii)    If the Purchaser and the Seller are unable to resolve all of their disagreements with respect to the determination of the Earn-Out Statement Amount after the expiration of the Negotiation Period, they shall refer their remaining differences to the Independent Accounting Firm which shall determine solely on the basis of the standard set forth in Section 3.3(a) hereof, and only with respect to the remaining differences and objections so submitted, whether and to what extent, if any, the Earn-Out Statement Amount requires adjustment.  Each of the Purchaser and the Seller shall make complete submissions to the Independent Accounting Firm within ten (10) days following the engagement of the Independent Accounting Firm.  Failure by either party to make a complete submission prior to the ten (10) day period will be deemed to be a waiver of such party’s right to make a submission.  The parties shall instruct the Independent Accounting Firm to deliver its written determination to the Seller and the Purchaser no later than the twentieth (20th) day after the remaining differences underlying the Seller’s Objection and the Purchaser’s Objection are referred to the Independent Accounting Firm.  The Independent Accounting Firm shall resolve the dispute and determine the Earn-Out Statement Amount, not on the basis of an independent review, but only within the disputed range and based on the standard set forth in Section 3.3(a).  Such resolution shall be set forth in a written statement delivered to the Purchaser and the Seller.  The Independent Accounting Firm’s determination shall be conclusive and binding upon the Seller and the Purchaser.  The fees and disbursements of the Independent Accounting Firm shall be shared equally by the Purchaser and the Seller.

(iv)   Within ten (10) business days following the determination of the Earn-Out Statement Amount (as finally determined in accordance with this Section 3.3(d)), if the Earn-Out Statement Amount exceeds the Earn-Out Statement Amount initially paid by the Purchaser pursuant to Section 3.3(d)(i), the Purchaser shall make a payment, equal to such excess.  The payment shall bear interest (calculated on the basis of a 360-day year) from the from the end of the applicable Earn-Out Payment Period to and including the day immediately prior to payment at the “base rate” of Citibank, N.A., or any successor thereto in New York, New York in effect on the end of the applicable Earn-Out Payment Period.  The adjustment payment shall be treated for all tax purposes as an adjustment to the Purchase Price and shall be paid by wire transfer, in immediately available funds, to a bank account or accounts designated by the Seller.

Section 3.4             Allocation of Purchase Price.  The Seller and the Purchaser agree that the Cash Purchase Price, the Ballistics Earn-Out Payments and the relevant Assumed Liabilities shall be allocated among the Assets in accordance with Section 1060 of the Code.  The Cash Purchase Price (which for these purposes shall include the amount of the relevant Assumed Liabilities) shall be allocated among the Assets constituting Class I, Class II, Class III, Class IV, Class V, and Class VI assets (as such terms are defined in Treasury Regulation Section 1.338-6) in accordance with a schedule which the Seller shall provide to the Purchaser within one hundred (100) days after the Closing. Thereafter, the Purchaser shall have twenty (20) days either to (i) agree with and accept such schedule or (ii) in good faith, suggest changes to such schedule and attempt to agree with the Seller as to the contents of the schedule (with the resulting agreed upon schedule in both instances called the “Allocation Schedule”). The Seller and the Purchaser shall provide the other promptly with any other information required to complete the Allocation Schedule.  If the Seller and the Purchaser agree on the Allocation Schedule within one hundred fifty (150) days following the Closing, the Seller and the Purchaser shall each file Internal Revenue Service Form 8594 and any required attachments thereto (“Form 8594”), together with all federal, state and local tax returns, in a manner consistent with and in accordance with such Allocation Schedule.  If the Seller and the Purchaser are unable to reach such agreement, each of the Seller and the Purchaser may file Form 8594, and any federal, state and local tax returns allocating the Cash Purchase Price (and the amount of the relevant Assumed Liabilities) in the manner each believes appropriate, provided that such allocation is reasonable and in accordance with Section 1060 of the Code and the Department of Treasury Regulations thereunder.  The Purchaser shall allocate any Ballistics Earn-Out Payments, when and to the extent made, in accordance with Section 1060 of the Code.  The Seller reserves the right to elect out of the installment method (pursuant to Treasury Regulation Section 15a.453-1(d)), in which case the Seller may determine the fair market value of the Ballistics Earn-Out Payments as of the Closing Date and shall allocate such value in accordance with Section 1060 of the Code.  Within 10 days of filing Form 8594 (including any supplemental statements thereunder) with the

Internal Revenue Service pursuant to this Section 3.4, each party shall provide the other with a copy of such form as filed.

ARTICLE IV

THE CLOSING

Section 4.1             The Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Jones Day, Atlanta, Georgia at 10:00 a.m., local time, two (2) business days following the satisfaction and/or waiver of all conditions to close set forth in Article IX (other than conditions which can be satisfied only at the Closing but subject to the satisfaction or waiver of such conditions), but in no event shall the Closing occur before 10 business days following the Seller’s delivery to the Purchaser of the information set forth on Schedule 7.2(b), or such other date, time and place as shall be agreed upon by the Seller and the Purchaser (the actual date and time being herein called the “Closing Date”).  The Closing shall be deemed effective as of 12:01 a.m. on the Closing Date.

Section 4.2             Deliveries by the Seller.  At the Closing, the Seller shall deliver or cause to be delivered to the Purchaser:

(a)        An Instrument of Assignment and Bill of Sale substantially in the form attached hereto as Exhibit A (the “Instrument of Assignment and Bill of Sale”), duly executed by the Seller;

(b)        warranty deeds in recordable form relating to the Owned Real Property substantially in the form of Exhibit B and Exhibit C;

(c)        a Patent Assignment substantially in the form attached as Exhibit D (the “Patent Assignment”), each duly executed by the Seller;

(d)        an Assumption Agreement substantially in the form attached as Exhibit E (the “Assumption Agreement”), duly executed by the Seller;

(e)        a Transition Services Agreement in the form attached as Exhibit F, with Exhibit A thereto, containing services and costs, to be negotiated and agreed by the parties in good faith (the “Transition Services Agreement”), duly executed by the Seller;

(f)         a Supply and Services Agreement substantially in the form attached as Exhibit G (the “ Supply and Services Agreement”), duly executed by the Seller;

(g)        a Supply Agreement in the form attached as Exhibit H, with Exhibit A thereto, containing the products to be supplied, costs and lead times, to be negotiated and agreed by the parties in good faith (the “Supply Agreement”), duly executed by the Seller;

(h)        a certificate of non-foreign status as provided in United States Department of Treasury Regulation Section 1.1445-2b;

(i)         the Seller’s Certificate;

(j)         a certificate prepared by the Seller’s chief financial officer to the effect that the audited balance sheet of the Business as at December 31, 2006, the audited income statement and statement of cash flows of the Business for the year ending December 31, 2006, together with the related footnotes thereto and auditors reports thereon, and the Unaudited Financial Statements were prepared in a manner and containing information consistent with the Seller’s current practices and in compliance with Section 5.8 hereof (such certificate, the “CFO Certificate”); and

(k)        all other previously undelivered documents required to be delivered by the Seller to the Purchaser at or prior to the Closing pursuant to this Agreement.

Section 4.3             Deliveries by the Purchaser.  At the Closing, the Purchaser shall deliver or cause to be delivered to the Seller:

(a)        the Cash Purchase Price, as adjusted pursuant to Section 3.2(a), by wire transfer, in immediately available funds, to the account or accounts of the Seller designated by the Seller prior to Closing;

(b)        the Transition Services Agreement, duly executed by the Purchaser;

(c)        the Patent Assignment, duly executed by the Purchaser;

(d)        the Assumption Agreement, duly executed by the Purchaser;

(e)        the Supply and Services Agreement, duly executed by the Purchaser;

(f)         the Supply Agreement, duly executed by the Purchaser;

(g)        the Purchaser’s Certificate; and

(h)        all other previously undelivered documents required to be delivered by the Purchaser to the Seller at or prior to Closing pursuant to this Agreement.

ARTICLE V

REPRESENTATIONS AND
WARRANTIES OF THE SELLER

Except as set forth in the Disclosure Schedule prepared by the Seller and delivered to the Purchaser simultaneously with the execution hereof (which Disclosure Schedule shall include an identification by section reference to the representations and warranties to which such exceptions and qualifications, or any other disclosures, relate; except to the extent that a matter is disclosed in one section in such a way as to make its relevance to the information called for by any other section apparent), the Seller represents and warrants to the Purchaser as follows:

Section 5.1             Existence.  The Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and the Seller has the requisite power and authority to own, lease and operate the Assets and to carry on the Business as the same is now being conducted. The Seller is duly authorized, qualified or licensed to do business as a foreign corporation and in good standing in every jurisdiction wherein, by reason of the nature of the Business or the character of the Assets, it is necessary for the Seller to be so authorized, qualified or licensed and in good standing, except where the failure to be so authorized, qualified or licensed and in good standing would not reasonably be likely to result in a Material Adverse Effect.

Section 5.2             Authorization.  The Seller has full corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements and to perform its obligations hereunder and thereunder.  The execution, delivery and performance by the Seller of this Agreement and the Ancillary Agreements has been duly authorized by the Seller’s board of directors, and no other corporate action on the part of the Seller is necessary to authorize the execution and delivery by the Seller of this Agreement and the Ancillary Agreements.  No vote of, or consent by, the holders of any class or series of capital stock issued by the Seller is necessary to authorize the execution and delivery by the Seller of this Agreement and the Ancillary Agreements.

Section 5.3             Binding Agreement.  This Agreement has been, and the Ancillary Agreements will be prior to or at the Closing, duly executed and delivered by the Seller and, assuming due and valid authorization, execution and delivery thereof by the Purchaser, this Agreement is, and each of the Ancillary Agreements will be prior to or at the Closing, a valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally and (ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding may be brought.

Section 5.4             No Conflicts.  The execution and delivery by the Seller of this Agreement and the Ancillary Agreements and the consummation by the Seller of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of the Certificate of Incorporation or Bylaws of the Seller, (b) conflict with, result in a violation or breach of, or constitute, with or without the giving of notice or the lapse of time or both, a default, give rise to any right of termination, cancellation or acceleration under, the terms of any note, bond, indenture, mortgage or agreement to which the Seller is a party or by which the Seller or any of its properties are bound, except for any such conflict, violation, breach or default which would not reasonably be likely to result in a Material Adverse Effect, or (c) result in the creation of a Lien on any Asset or the Business, except as would not reasonably be likely to result in a Material Adverse Effect.

Section 5.5             Governmental Approvals; Consent.  Except for the expiration of the waiting period under the HSR Act, no license, certificate, approval, consent, permit, authorization, waiver, order or qualification of, or filing or registration with (collectively, “Consents”), any Governmental Entity is required on the part of the Seller in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for such Consents which have already been obtained or made or the failure of which to obtain or make would not reasonably be likely to result in a Material Adverse Effect.

Section 5.6             Inventory.  All Inventory, whether reflected on the Financial Statements or subsequently acquired prior to the Closing Date, is of good and merchantable first quality and saleable in the ordinary course of business, and the Inventory as of the Closing Date is not subject to any write-down or write-off not reflected in the Closing Working Capital Schedule.  The Disclosure Schedule sets forth, as of the date indicated thereon,  a true and complete listing of all consigned inventory held on the Seller’s behalf by a third party and all consigned inventory held by the Seller on behalf of a third party.

Section 5.7             Accounts Receivable.  All Accounts Receivable shown on the Financial Statements represent, and the Accounts Receivable of the Seller outstanding on the Closing Date will represent, sales actually made or services actually performed in the ordinary course of business in bona fide transactions completed in accordance with the terms and provisions contained in any documents relating thereto (except to the extent that the products or services sold or performed may be subject to inspection rights, warranty claims or technical support or other post-delivery or post-performance obligations to be performed in the ordinary course of business).  The Accounts Receivable outstanding on the Closing Date shall be subject to no defenses, counterclaims or rights of set off other than those arising in the ordinary course of business and for which adequate reserves have been or will be established on the Closing Working Capital Schedule.  The Disclosure Schedule contains a summary of Accounts Receivable and aging as of the date of the Balance Sheet.

Section 5.8             Financial Statements.  True and complete copies of the (a) audited balance sheets of the Business as at December 31, 2006, December 31, 2005 and December 31, 2004, and audited income statements and statements of cash flows of the Business for the years ended December 31, 2006, December 31, 2005 and December 31, 2004, together with the related footnotes thereto and auditors reports thereon (the “Financial Statements”), and (b) unaudited balance sheet of the Business as at March 31, 2007, and unaudited income statement and statement of cash flows of the Business for the quarter ended March 31, 2007 (the “Unaudited Financial Statements”) have heretofore been delivered to the Purchaser.  The Financial Statements and Unaudited Financial Statements (i) have been prepared from and are in accordance with, in all material respects, the Books and Records of the Seller, (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be stated in the notes thereto) and (iii) fairly present in all material respects the consolidated financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of the Business as of the dates and for the periods referred to therein (subject, in the case of unaudited statements, to any audit adjustments which are not in the aggregate material and to the absence of footnotes); it being understood that (i) the Business has been consolidated into the financial statements of Hexcel and has had transactions and relationships with Hexcel and its Affiliates, including financing necessary to support the continued operations of the Business; (ii) it is possible that the terms of these transactions and relationships are not the same as those that would have existed among wholly unrelated parties; (iii) the Business has relied on the Hexcel and its Affiliates for a portion of its administrative support for which the costs have been allocated on a basis that Seller and Hexcel believe appropriate under the circumstances; (iv) the amounts recorded for these allocations are not necessarily representative of the amounts that would have been reflected in the Unaudited Financial Statements or the Financial Statements had the Business been an entity operated independently of Hexcel; (v) such administrative and financial support, together with any associated assets or personnel, are not being transferred pursuant to this Agreement and (vi) the MS License, MS Equipment and related operations are not reflected in the Unaudited Financial Statements or the Financial Statements.  The Books and Records are maintained in all material respects in accordance with sound business practices and applicable legal requirements.

Section 5.9             Absence of Certain Changes.  Except as (i) contemplated by this Agreement, (ii) for changes carried out in connection with the separation of the Business from Hexcel’s other activities or the Washington Restructuring and (iii) as reflected on Schedule 5.9, since March 31, 2007, (a) there has not been any action taken by the Seller that, if taken during the period from the date of this Agreement to the Closing Date, would constitute a breach of Section 7.1; and (b) there has not occurred any Material Adverse Effect.

Section 5.10           Personal and Real Property.

(a)        The Seller has good and transferable title to the owned personal property included in the Assets, free and clear of all Liens (other than (i) any mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other like Liens arising or incurred in the ordinary course of business which individually or in the aggregate are not material to the Business; (ii) any Lien securing indebtedness that is assumed by the Purchaser hereunder; (iii) any Liens arising or resulting from any action taken by the Purchaser; (iv) any Liens of a lessor for sums not yet due and payable pursuant to the terms of the Real Property Leases and the Personal Property Leases; (v) any Liens for Taxes not yet due and payable, or, if due, being contested in good faith by appropriate proceedings during which collection or enforcement against the property is stayed; (vi) any easements, licenses, covenants, rights-of-way and other similar restrictions or conditions that would be shown by a current title report, current survey or other similar report or listing, or physical inspection that (x) are reflected on Schedule 5.10(a) or (y) are not material to the Business; (vii) any zoning, building and other similar restrictions; and (viii) other Liens, charges and encumbrances which individually or in the aggregate are not material to the Business (clauses (i) through (viii) collectively, the “Permitted Liens”).

(b)        The Seller has good fee title to the Owned Real Property included in the Assets, free and clear of all Liens (other than Permitted Liens).

(c)        Schedule 2.1(a) and Schedule 2.1(b) set forth true, correct and complete lists and the locations of all Owned Real Property and Leased Real Property, respectively.  There are no material proceedings, claims, disputes or conditions affecting any Owned Real Property or Leased Real Property pending or, to the Seller’s Knowledge, threatened, that may curtail or interfere with the use of such property from its current use.  None of the Owned Real Property or Leased Real Property nor any other Asset is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the Knowledge of the Seller, has any such condemnation, expropriation or taking been proposed.

(d)        Except as would not be reasonably likely to result in a Material Adverse Effect, the Seller has not received any notice of, or other writing referring to, any requirements or recommendations by any insurance company that has issued a policy covering any part of the Owned Real Property or Leased Real Property or by any board of fire underwriters or other body exercising similar functions, requiring or recommending any repairs or work to be done on any part of such property, which repair or work has not been completed.

(e)        The Seller has obtained all material appropriate certificates of occupancy, licenses, easements and rights of way, including proofs of dedication, required to use and operate the Owned Real Property and Leased Real Property in the manner in which such property is currently being used and operated.  The Seller has all material approvals, permits and licenses (including any and all environmental permits) necessary to own or operate the Owned Real Property and Leased Real Property as currently owned and operated, and no such approvals, permits or licenses will be required, as a result of the transactions, to be issued after the date hereof in order to permit the Purchaser, following the Closing, to continue to own or operate such property in the same manner as heretofore, other than any such approvals, permits and licenses that the absence of which, in the aggregate, would not reasonably be likely to result in a Material Adverse Effect.

Section 5.11           Contracts.

(a)        The Disclosure Schedule sets forth a list, as of the date hereof, of each Contract to which the Seller is a party or by which any of the Assets are bound which is:

(i)          a Contract for the purchase of goods or services by the Business involving future payments by the Business in excess of $500,000;

(ii)         a Contract for the sale of goods or services by the Business involving future revenues in excess of $1,000,000;

(iii)        a collective bargaining Contract;

(iv)       a Contract that, by its terms, would materially restrict the freedom of the Purchaser to compete with any Person with respect to the Business as currently conducted by the Seller;

(v)        a Contract relating to employment, compensation, severance or indemnification between the Seller and any of the Transferred Employees of the Business (other than Hexcel Benefit Plans), but excluding confidentiality agreements entered into in the ordinary course of business and excluding any such agreements not assigned to or assumed by the Purchaser or indemnification agreements relating to Excluded Liabilities;

(vi)       a Contract involving a guarantee by the Business of the debts of any Person for borrowed money or the performance of a material obligation of another Person;

(vii)      a Contract involving a license of material Transferred Intellectual Property, Commercial Know-How or Technical Know-How;

(viii)     a Real Property Lease;

(ix)        a Personal Property Lease involving future payments by the Business in excess of $100,000;

(x)         a letter of credit (commercial, documentary, standby, or otherwise), regardless of whether the Seller is the applicant or the beneficiary; or

(xi)        a Contract other than confidentiality or similar agreements entered into in the ordinary course of business, involving obligations of a party thereto extending for greater than twelve (12) months from the date hereof and future payments in excess of $100,000; or

(xii)       any other Contract that is material to the Business and not made in the ordinary course of business (clauses (i)-(xii), the “Material Agreements”).

(b)        The Seller has delivered to the Purchaser a true and correct copy of each Material Agreement.  Each Material Agreement which is to be assigned to the Purchaser pursuant to this Agreement is in full force and effect according to its terms and neither the Seller nor, to the Seller’s Knowledge, the other parties to any Material Agreement are in material default or breach thereof or would be in material default or breach thereof with notice or lapse of time, or both, except in each case where such invalidity, ineffectiveness, default or breach would not reasonably be likely to result in a Material Adverse Effect.

Section 5.12           Capital Expenditures.  The Disclosure Schedule contains a true and complete list of all commitments for capital expenditures relating to the Business that have been approved, and with respect to which there remains outstanding an amount in excess of $250,000.

Section 5.13           Litigation.  As of the date hereof, there are no actions, suits, proceedings or investigations pending or, to the Knowledge of the Seller, threatened, at law or in equity, or before any Governmental Entity which, if determined or resolved adversely against the Seller would reasonably be likely to result in a Material Adverse Effect. The Seller is not in default under any injunction, order, judgment or decree of any Governmental Entity relating to any Asset or the Business, except for such defaults which would not reasonably be likely to result in a Material Adverse Effect.

Section 5.14           Title; Liens; Sufficiency of Assets. The Seller has good title, free and clear of all Liens (other than Permitted Liens), to all the Assets (tangible and intangible).  Except for the Excluded Assets described in clauses (a), (c), (d), (e) and (g) of Section 2.2, the Assets to be conveyed or otherwise provided to the Purchaser pursuant hereto, together with the Ancillary Agreements, include all Assets and services necessary to permit the Purchaser to conduct the Business after the Closing in all material respects in the same manner as such business has been conducted by the Seller during the period covered by the Financial Statements, subject to the understandings set forth at the end of Section 5.8 above.

Section 5.15           Insurance.  The Seller has maintained, and continues to maintain, property, general liability, workers’ compensation and general liability insurance with respect to the operations of the Business and the ownership of the Assets.  To the Seller’s Knowledge, the

Seller’s policies of insurance are adequate for the operations of the Business and the ownership of the Assets and are in material conformity with the requirements of all leases or other agreements to which the Seller is a party and, to the Seller’s Knowledge, are valid and enforceable in accordance with their terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws and regulations generally affecting the rights of creditors and subject to general equity principles.  The Seller is not in default with respect to any provision contained in such policy or binder nor has the Seller failed to give any notice or present any claim under any such policy or binder in due and timely fashion except as would not reasonably be likely to result in a Material Adverse Effect.

Section 5.16           Employee Benefit Plans.

(a)        The Disclosure Schedule sets forth a list, as of the date hereof, of each “employee pension benefit plan” (as defined in Section 3(2) of ERISA) (hereinafter, a “Hexcel Pension Plan”), “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and each other plan, arrangement or policy (written or oral) relating to stock options, stock purchases, deferred compensation, severance, fringe benefits or other employee benefits provided to the Transferred Employees, in each case maintained or contributed to, or required to be maintained or contributed to, by the Seller or any other Person that, together with the Seller, is treated as a single employer under Section 414 of the Code for the benefit of the Transferred Employees.  All such plans, arrangements and policies shall be referred to herein collectively as the “Hexcel Benefit Plans.”

(b)        The Seller has made available to the Purchaser true, complete and correct copies of (i) the documents or instruments pursuant to which each Hexcel Benefit Plan is maintained (or, in the case of any unwritten Hexcel Benefit Plans, descriptions thereof), (ii) the most recent summary plan description (or similar document) for each Hexcel Benefit Plan for which such a summary plan description was provided to plan participants or beneficiaries and (iii) the most recent determination letter received from the Internal Revenue Service with respect to each Plan intended to qualify under Section 401 of the Code.

(c)        No assets of the Seller are subject to any lien under Section 412(n) of the Code or Section 4068 of ERISA.

Section 5.17           Employees.

(a)        Schedule 5.17(a) contains a true and complete list as of April 30, 2007, of all the Business Employees, with such list setting forth for each such Business Employee his or her title, date of hire or engagement, date of commencement of employment or engagement, current compensation rate paid or payable, accrued but unused vacation and medical leave, and service credited for purposes of vesting and eligibility to participate in any Hexcel Benefit Plan, all as of the date hereof.

(b)        Schedule 5.17(b) states as of April 30, 2007 the number of employees of the Seller relating to the Business whose employment has been terminated or who have been laid off in the twelve (12) months prior to the date of this Agreement, and for each such employee, or for such employees of the Seller whose hours of work have been reduced by more than fifty percent (50%) by the Seller in the six (6) months prior to the date of this Agreement: (i) the date of such termination, layoff or reduction in hours; (ii) the reason for such termination, layoff or reduction in hours, and (iii) the location to which the employee was assigned.

Section 5.18           Environmental Matters. Except as would not be material to the Business:

(a)        The Business is in compliance with all applicable Environmental Laws, which compliance includes, but is not limited to, the possession by the Business of all permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof, and, to the Knowledge of the Seller after due inquiry, there are no circumstances that may prevent or interfere with such compliance in the future.  All permits and other governmental authorizations currently held by the Seller with respect to the Business or the Assets pursuant to the Environmental Laws are identified in the Disclosure Schedule.

(b)        The Business has received no, and is not subject to any, Environmental Claim, whether from a Governmental Entity, citizens group, employee or otherwise, that remains unresolved and, to the Seller’s Knowledge, there are no facts or circumstances relating to the Borrower or the Assets that could form the basis of an Environmental Claim.

(c)        During the Seller’s use, ownership, occupation or operation of the Business or the Assets, and to the Knowledge of the Seller, during any prior use, ownership, occupation or operation of the Assets, there has been no release of any Hazardous Material at any Owned Real Property or at any other property operated by the Business in quantities or under circumstances that would require, or would otherwise warrant based on applicable thresholds, investigation or remedial action pursuant to applicable Environmental Law.

(d)        This Section 5.18 constitutes the Seller’s exclusive representation and warranty regarding environmental matters related to the Business and the Assets.

Section 5.19           Proprietary Rights.  Except as would not reasonably be likely to result in a Material Adverse Effect:

(a)        The Seller is the sole and exclusive owner, or the non-exclusive licensee of, or otherwise has the right to use the Intellectual Property, and no royalties or fees are required for the exercise of any rights thereto, in each case as used in connection with the operation of the Business as currently conducted.  To the Seller’s Knowledge, no other party owns any rights in or to the Intellectual Property owned by the Seller.

(b)        To the Seller’s Knowledge, the operation of the Business as currently conducted does not infringe upon, violate or constitute the unauthorized use of the intellectual property rights of any third party.  There is no pending or, to the Seller’s Knowledge, threatened, claim before any court, agency, arbitral, tribunal, or registration authority in any jurisdiction (A) alleging that the conduct of the Business of the Seller does or will infringe upon, violate or constitute the unauthorized use of the intellectual property rights of any third party, or (B) challenging the ownership, use, validity, enforceability or registerability of any of the Intellectual Property owned by the Seller (other than office actions or other ex parte registration authority proceedings with respect to the prosecution of Intellectual Property).  There are no settlements, forbearances to sue, consents-to-use, judgments, or orders or similar obligations by which the Seller or its assets are bound that (x) restrict the rights of the Seller to use any of the Intellectual Property owned by the Seller, (y) restrict the Business of the Seller in order to accommodate a third party’s intellectual property rights, or (z) permit third parties to use any of the material Intellectual Property owned by the Seller.

(c)        To the Seller’s Knowledge, no third party is making unauthorized use of or infringing in any respect upon any material Intellectual Property owned by the Seller.  The Seller has taken commercially reasonable actions to protect its Intellectual Property, taken as a whole.

Section 5.20           Labor Matters.  Except as would not, individually or in the aggregate, be reasonably likely to result in a Material Adverse Effect:

(a)        There is no labor strike, dispute, corporate campaign, slowdown, stoppage or lockout actually pending, or to the Knowledge of the Seller, threatened against or affecting the Business;

(b)        There is no unfair labor practice charge or complaint against the Seller (with respect to the Business) pending or, to the Knowledge of the Seller, threatened, before the National Labor Relations Board or any similar state or foreign agency;

(c)        The Seller has not received notice of the intent of any federal, state, local or foreign agency responsible for the enforcement of labor or employment laws to conduct an investigation with respect to or relating to the Business, and no such investigation is in progress;

(d)        There is no presently pending grievance arising out of any collective bargaining agreement or other grievance procedure;

(e)        The Seller has at all times been in compliance, in all material respects, with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, and is not engaged in any unfair labor practices, as defined in the National Labor Relations Act or other applicable laws; and

(f)         To the Knowledge of the Seller, no charge with respect to or relating to the Business is pending before the Equal Employment Opportunity Commission or any other agency responsible for the prevention of unlawful employment practices.

Section 5.21           Tax Matters.

(a)        All material Tax Returns required to be filed by the Seller with respect to Taxes relating to the Business or the Assets which are due and payable prior to the Closing Date have been filed, and all such Tax Returns are correct and complete in all material respects;

(b)        All Taxes which are shown to be due and payable on such Tax Returns have been paid except for such amounts as are being contested by the Seller in good faith by appropriate proceedings and with respect to which adequate reserves according to GAAP have been set aside on the Balance Sheet; and

(c)        There are no pending claims for Taxes that have been asserted by a Governmental Entity against the Seller with respect to the Business or the Assets which if adversely determined would reasonably be likely to result in a Material Adverse Effect.

(d)        All Taxes relating to the Business or the Assets which the Seller is required by law to withhold or to collect for payment have been duly withheld and collected and remitted to the proper governmental body.

Section 5.22           Compliance with Laws.  The Business has complied with all laws, rules and regulations, ordinances, judgments, decrees, orders, writs and injunctions of all United States federal, state, local, foreign governments and agencies thereof that affect the business, properties or assets of the Business, and no notice, charge, claim, action or assertion has been received by the Seller or has been filed, commenced or, to the Knowledge of the Seller, threatened against the Business alleging any violation of any of the foregoing, except in each case as would not reasonably be likely to result in a Material Adverse Effect.

Section 5.23           No Undisclosed Liabilities.  Except (a) as reflected in the Unaudited Financial Statements or the Financial Statements, (b) as described in the Disclosure Schedule, (c) for Liabilities incurred in the ordinary course of business and consistent with past practice and reflected on the Closing Working Capital Schedule, (d) for Excluded Liabilities, or (e) Liabilities pursuant to the terms of this Agreement, the Business does not have any Liabilities that would, individually or in the aggregate, have a Material Adverse Effect.

Section 5.24           Customers and Suppliers.

(a)        Schedule 5.24(a) sets forth for the years ending December 31, 2004, December 31, 2005 and December 31, 2006 (i) the names and addresses of the ten largest third-party customers of the Business (based on aggregate value of products sold by the Business to such customers during each such period) (such customers, “Key Customers”) and (ii) the approximate dollar amount of sales made to such customer by the Business during each such period.

(b)        Schedule 5.24(b) sets forth for the years ending December 31, 2004, December 31, 2005 and December 31, 2006 (i) the names and addresses of the ten largest suppliers of the Business (based on aggregate value of products purchased by the Business from such suppliers during each such period) (such suppliers, “Key Suppliers”) and (ii) the approximate dollar amount of purchases made by the Business from each such supplier during each such period.

(c)        Except as set forth on Schedule 5.24(c) within the six months prior to the date hereof, no Key Customer or Key Supplier (in each case measured by dollar volume for the year ended December 31, 2006), has terminated or materially and adversely modified its business relationship with the Seller or the Business, nor, to the Seller’s Knowledge, is any Key Customer or Key Supplier currently planning to do so.

Section 5.25           Shared Services.  The Disclosure Schedule contains a true and complete list of the types of administrative, corporate or commercial goods or services provided by the Seller to any Affiliate or Subsidiary, or to the Seller by any Affiliate or Subsidiary.

Section 5.26           Brokers or Finders.  No broker, finder or investment bank is entitled to any brokerage, finder’s fee, or similar fee or commission from the Seller or its Affiliates in connection with any of the transactions contemplated herein except Merrill Lynch, Pierce, Fenner & Smith Incorporated and certain employees of the Business who may be entitled to an incentive payment in connection with the sale of the Business.

Section 5.27           No Other Representations or Warranties.  Except for the representations and warranties contained in this Article V or in any other document or instrument delivered by the Seller pursuant to this Agreement, neither the Seller nor any other Person makes any other express or implied representation or warranty on behalf of the Seller, including, without limitation, any representation or warranty as to the probable success or profitability of the ownership, use or operation of the Business or the Assets by the Purchaser after the Closing.  EXCEPT AS MAY BE SPECIFICALLY PROVIDED IN THIS AGREEMENT, THE ASSETS ARE BEING TRANSFERRED ON AN AS IS, WHERE IS BASIS, AND THE SELLER MAKES NO REPRESENTATION OR WARRANTY WITH RESPECT TO THE VALUE, CONDITION OR USE OF THE ASSETS, OR THE RESULTS OR PROSPECTS OF THE BUSINESS, WHETHER EXPRESSED OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR WITH RESPECT TO ANY PROJECTIONS.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES
OF PURCHASER

The Purchaser hereby represents and warrants to the Seller and Hexcel as follows:

Section 6.1             Organization.  The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority, and governmental approvals would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 6.2             Authorization; Validity of Agreement; Necessary Action.  The Purchaser has full corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements and to perform its obligations hereunder and thereunder.  The execution, delivery and performance by the Purchaser of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the board of directors of the Purchaser, and no other corporate action on the part of the Purchaser is necessary to authorize the execution and delivery by the Purchaser of this Agreement and the Ancillary Agreements or the consummation of the transactions contemplated hereby and thereby.  No vote of, or consent by, the holders of any class or series of stock or Voting Debt issued by the Purchaser is necessary to authorize the execution and delivery by the Purchaser of this Agreement and the Ancillary Agreements or the consummation by it of the transactions contemplated hereby and thereby.  This Agreement has been duly executed and delivered by the Purchaser, and, assuming due and valid authorization, execution and delivery hereof by the Seller, this Agreement is and each of the Ancillary Agreements will be prior to or at the Closing, a valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally and (ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

Section 6.3             Consents and Approvals; No Violations.  Except for the filings, permits, authorizations, consents and approvals as may be required under the HSR Act, none of the execution, delivery or performance of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of the Certificate of Incorporation or Bylaws of the Purchaser or (b) conflict with, result in a violation or breach of, or constitute, with or without the giving of notice or the lapse of time or both, a default or give rise to any right of termination, cancellation or acceleration under, the terms of any note, bond, indenture, mortgage or agreement to which the Purchaser is a party or by which the Purchaser or any of its Affiliates are bound, except for any such conflict, violation, breach or default which would not reasonably be likely to result in a Purchaser Material Adverse Effect.

Section 6.4             Financial Capacity.  The Purchaser has submitted to the Sellers a true, accurate and complete copy of the executed debt commitment letter (the “Commitment Letter”) pursuant to which, and subject to the terms and conditions thereof, the parties thereto have committed to lend or contribute the amounts set forth therein to the Purchaser for the purpose of funding the transactions contemplated by this Agreement (the “Financing”).  As of the date of this Agreement, the Commitment Letter and the Financing are in full force and effect and have not been withdrawn or terminated or otherwise modified in any respect.  Each of the Commitment Letter and the Financing is a legal, valid and binding obligation of the Purchaser and, to the Knowledge of the Purchaser, the other parties thereto.  As of the date hereof, there are no other agreements, side letters or arrangements relating to the Financing that could affect the availability or amount of the Financing.  The Purchaser has no reason to believe it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Financing or the Commitment Letter.  Together with available internal funds, the aggregate proceeds from the Financing will be sufficient to consummate the transactions contemplated by this Agreement, including the payment of the Purchase Price, and the payment of all associated costs and expenses.

Section 6.5             Brokers or Finders.  No broker, finder or investment bank is entitled to any brokerage, finder’s fee, or similar fee or commission from the Purchaser or its Affiliates in connection with any of the transactions contemplated herein.

Section 6.6             Litigation.  There are no legal proceedings pending against the Purchaser or, to the Knowledge of the Purchaser, threatened against the Purchaser that, individually or in the aggregate, could reasonably be expected to prevent or significantly delay the consummation of any of the transactions contemplated by this Agreement.  There is no judgment, order, injunction or decree of any Governmental Entity outstanding against the Purchaser that, individually or in the aggregate, could reasonably be expected to have any effect referred to in the foregoing sentence.

Section 6.7             Solvency.  The Purchaser is not entering into the transactions contemplated hereby with actual intent to hinder, delay or defraud either present or future creditors.  Immediately after giving effect to the transactions contemplated hereby, the Purchaser and/or its Subsidiaries will be Solvent and will have adequate capital to carry on their respective businesses.

Section 6.8             Purchaser’s Acknowledgements.  The Purchaser acknowledges that it has had sufficient time and access to conduct its diligence and is familiar with the financial conditions, operations, Assets and business of the Business and, except for the representations and warranties expressly set forth in this Agreement, the Purchaser acknowledges, for itself and on behalf of its Affiliates, that neither the Seller, nor any of its Affiliates or any other Person makes any other express or implied representation or warranty with respect to the Business, the Assets, the Assumed Liabilities or otherwise or with respect to any other information provided to the Purchaser or its Affiliates or their respective Representatives, whether on behalf of either the Seller or such other Persons, including as to (a) the operation of the Business by any Affiliate of the Purchaser after the Closing or (b) the probable success or profitability of the ownership, use or operation of the Business or the Assets by the Purchaser after the Closing, either individually or in the aggregate.

ARTICLE VII

COVENANTS

Section 7.1             Interim Operations of the Business.  Except as otherwise contemplated by this Agreement or as may be reasonably required in connection with the separation of the Business from Hexcel’s other activities and the Washington Restructuring or as disclosed on Schedule 7.1, or with the prior written approval of the Purchaser (which shall not be unreasonably withheld or delayed), the Seller covenants that until the Closing it will continue to operate the Business in all material respects in the ordinary course consistent with past practices of the Business, and use commercially reasonable efforts to maintain and preserve intact the Business and its relationships with suppliers, customers, employees and others having business relationships with the Business. Until the Closing Date, the Seller shall not, without the prior written approval of the Purchaser (which approval shall not be unreasonably withheld or delayed), and except as contemplated by this Agreement or as described on Schedule 7.1 or as required by applicable law, take any of the following actions in each case with respect to the Business:

(a)        sell, transfer or otherwise dispose of any material Assets, other than in the ordinary course of business consistent with past practices;

(b)        grant any material increase in the compensation or benefits of officers or employees exclusively engaged in the Business, except for increases in the ordinary course of business consistent with past practices;

(c)        encumber by mortgage, pledge, lien or otherwise, or grant any security interest in or to, any material Assets, except for Permitted Liens;

(d)        transfer or grant any material rights with respect to the Intellectual Property other than in the ordinary course of business;

(e)        lease or dispose of any material interest in the Owned Real Property;

(f)         make any capital expenditure or expenditures in excess of $250,000 in the aggregate, other than as provided in Section 5.12 of the Disclosure Schedule;

(g)        other than in the ordinary course of business consistent with past practice, enter into, amend or terminate any Material Agreement, or waive, release or assign any material rights or claims;

(h)        other than with respect to Zylon Liabilities, enter into any compromise or settlement of, or take any other material action with respect to, any litigation, action, suit, claim, proceeding or investigation other than the prosecution, defense and settlement of routine litigation, actions, suits, claims, proceedings or investigation in the ordinary course of business;

(i)         establish any new compensation or benefit plans or arrangements, or amend or agree to amend any existing Company Plans, (except the Hexcel Pension Plan), except as may be required under existing agreements or by law or made in the ordinary course of business;

(j)         accelerate the payment, right to payment or vesting of any bonus, severance, profit sharing, retirement, deferred compensation, insurance or other compensation or benefits, except as may be required under existing agreements or by law or in the ordinary course of business consistent with past practice;

(k)        enter into or amend any employment, consulting, severance or similar agreement with any individual, except in the ordinary course of business consistent with past practice;

(l)         adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization;

(m)       effect a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment of the Seller related to the Business, or any similar action under the WARN Act requiring notice to employees in the event of an employment loss or layoff;

(n)        make any change in any method of accounting or accounting practice or policy, except as required by any changes in GAAP or as may be adopted generally by Hexcel for it and its Affiliates;

(o)        enter into any agreement, understanding or commitment that materially restrains, limits or impedes the Seller’s ability to conduct the Business;

(p)        enter into any agreement, contract, commitment or arrangement to do any of the foregoing, or authorize, recommend, propose or announce an intention to do, any of the foregoing.

Notwithstanding any of the foregoing, the Seller shall be allowed to retain and remove cash or cash equivalents from the Business at any time or from time to time at or prior to the Closing.  Nothing herein reserves to the Purchaser the right to control the Business prior to the Closing.

Section 7.2             Investigation of Business.

(a)        Subject to the limitations described in this Section 7.2, the Seller will permit the Purchaser and its Representatives, to have access during normal business hours and upon reasonable advance notice to the Facilities and Books and Records to review information and documentation relative to the properties, books, contracts, commitments and other records of the Business; provided, however, that any such investigation does not unreasonably interfere with the normal operations of the Seller, any of its Affiliates or the Business.

(b)        Notwithstanding anything to the contrary contained herein, prior to satisfaction of (i) the conditions set forth in Sections 9.1(b) and 9.2(f), (ii) receipt of confirmation from the financial institutions party to the Commitment Letter, in form and substance reasonably satisfactory to the Seller, that all conditions precedent set forth in clauses (a), (b), (e) and (f) (but with respect to (e), as if the conditions set forth therein were measured as of the last day of the most recent month for which financial statements are available) of Exhibit D of the Commitment Letter have been satisfied, and (iii) confirmation from the Purchaser in form and substance reasonably satisfactory to the Seller that it is not aware of any event that would cause the conditions set forth in clause (l) of Exhibit D of the Commitment Letter to not be satisfied, neither the Purchaser nor any of its Representatives shall have access to product costing or pricing information in any form, including but not limited to the information set forth on Schedule 7.2(b).  Upon satisfaction of these requirements, the Seller will promptly make available to the Purchaser the information set forth on Schedule 7.2(b);

(c)        Notwithstanding anything to the contrary contained herein, prior to the Closing, neither the Purchaser nor any of its Representatives shall have access to, (i) Technical Know-How of the types described on Schedule 7.2(c), (ii) any patent applications included in the Intellectual Property, (iii) any information which, based on the advice of counsel, the Seller is prohibited by law from disclosing to the Purchaser (it being understood that the Seller shall not take the position that it is “prohibited by law” from disclosing (A) information as to which a confidentiality agreement with a third party prohibits disclosure solely by virtue of such contractual prohibition, or (B) product costing or pricing information in any form, including but not limited to the information set forth on Schedule 7.2(b), following satisfaction of the conditions set forth in Section 7.2(b)), (iv) any information with respect to Excluded Assets or Excluded Liabilities, (v) disclosures and information with respect to the process engaged in by the Seller for the sale of the Business, (vi) the Facilities for environmental sampling without the express prior authorization from the Seller (which prior authorization, in the case of this clause (vi) shall not be unreasonably withheld or delayed).

(d)        Subject to Section 7.2(c), nothing in this Agreement shall be deemed to limit or restrict the access during normal business hours and upon reasonable advance notice of the financial institutions party to the Commitment Letter and its advisers to all information concerning the Business and the Assets that such financial institutions or its advisers may reasonably request, provided, however, that each such financial institution and adviser has executed a confidentiality agreement reasonably satisfactory to the Seller (it being understood that the confidentiality agreement between the Seller and Wachovia, dated as of December 20, 2006 is satisfactory to the Seller) requiring such Person to hold such information in confidence and not to disclose to the Purchaser any such information to which the Purchaser would not have direct access under Section 7.2(b) and provided, further, that such access does not unreasonably interfere with the normal operations of the Seller, any of its Affiliates, or the Business.

(e)        Subject to Sections 7.2(b) and 7.2(c) the Seller will use reasonable efforts to provide the Purchaser with reasonable access to the Seller’s management personnel during normal business hours and upon reasonable advance notice for the purpose of reviewing business processes, transitional planning and related activities, provided that any such access does not unreasonably interfere with the normal operations of the Seller, any of its Affiliates, or the Business.

Section 7.3             Confidentiality.  Until the Closing, the Purchaser and its Representatives will hold in confidence all confidential information (including the information contained in the Data Room and the Disclosure Schedule or otherwise delivered to the Purchaser or its Representatives pursuant to this Agreement) obtained from or through the Seller or its Affiliates or their respective officers, agents, Representatives or employees, in accordance with the provisions of the letter dated August 24, 2006 between the Purchaser and Hexcel (the “Confidentiality Agreement”).

Section 7.4             Efforts and Actions to Cause Closing to Occur.

(a)        Prior to the Closing, upon the terms and subject to the conditions of this Agreement, the Purchaser and the Seller shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done and cooperate with each other in order to do, all things necessary, proper or advisable (subject to any applicable laws) to consummate the Closing and the other transactions as promptly as practicable including, but not limited to the preparation and filing of all forms, registrations and notices required to be filed to consummate the Closing and the other transactions and the taking of such actions as are necessary to obtain any requisite approvals, authorizations, consents, orders, licenses, permits, qualifications, exemptions or waivers by any third party or Governmental Entity.  In addition, no party hereto shall take any action after the date hereof that could reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any Governmental Entity or other Person required to be obtained prior to Closing.

(b)        Each party hereto shall promptly inform the others of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement.  If any party or its Affiliate receives a request for additional information or documentary material from any such Governmental Entity with respect to the transactions contemplated by this Agreement, then such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after reasonable consultation with the other party, an appropriate response in compliance with such request.

(c)        The Seller, on the one hand, and the Purchaser, on the other hand, shall, and shall cause its Affiliates to, promptly file or cause to be filed all necessary filings of Governmental Entities, including, but not limited to, (i) filing within ten (10) Business Days of the date of this Agreement all required filings under the HSR Act, and (ii) submissions of additional information requested by the FTC, DOJ, state attorney general or any other Governmental Entity.  Each of the Purchaser and the Seller further agrees that it shall, and shall cause its Affiliates to, comply with any applicable post-Closing notification or other requirements of any antitrust, trade competition, investment or control reporting or similar law or regulation of any Governmental Entity with competent jurisdiction.  Each of the Purchaser and the Seller agrees to cooperate with and promptly to consult with, to provide any reasonably available information with respect to, and to provide, subject to appropriate confidentiality provisions, copies of all presentations and filings to any Governmental Entity to the other party or its counsel.

(d)        In addition to the agreements set forth in (c) above, the parties shall use their reasonable best efforts to ensure that the consents, approvals, waivers or other authorizations from the Governmental Entities, including without limitation, any antitrust clearance by FTC, DOJ, or any state attorney general under the HSR Act, are obtained as promptly as practicable, and that any conditions set forth in or established by any such consents, clearances, approvals, waivers or other authorizations from Governmental Entities are wholly satisfied.  In fulfillment of this covenant, each party agrees, among other steps or actions and without limiting the scope of each party’s obligations, to comply at the earliest reasonable practicable date with any request under the HSR Act or other antitrust Laws for additional information, documents, or other materials received by each party from the FTC, DOJ, state attorney general or any other Governmental Entity in respect of such filings or such transactions; and cooperate in connection with any such filing (including, to the extent permitted by applicable law, providing copies of all such documents prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of any of the FTC, DOJ, state attorney general or other Governmental Entity under any antitrust laws with respect to any such filing.

(e)        The Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to (i) maintain in effect the Financing and the Commitment Letter, (ii) enter into definitive financing arrangements with respect to the Financing, so that such arrangements are in effect as promptly as practicable but in any event no later than the Closing, (iii) consummate the Financing at or prior to Closing.  In the event that any or all of the borrowings or amounts provided pursuant to the Commitment Letter are unavailable for any reason in the amount specified therein, the Purchaser shall use its reasonable best efforts to obtain replacement financing from alternative sources as promptly as practical but in any event no later then the Closing .  The Purchaser shall keep the Seller reasonably informed of material developments in respect of the Financing relating thereto.  Prior to the Closing, the Purchaser shall not agree to, or permit, any amendment or modification of, or waiver under any documentation relating to the Financing in any material aspect adverse (including without limitation by adding additional conditions or terms) to the Seller without the prior written consent of the Seller.

Section 7.5             Non-Competition, Non-Solicitation and Confidentiality.

Recognizing the historically close relationship and interaction between the Business and the Seller’s and Hexcel’s retained businesses, which have involved the sharing of technical, marketing, strategic and other proprietary information (including Intellectual Property, Technical Know-How and Commercial Know-How) over many years, and desiring to preserve the value of the respective businesses to the Purchaser and the Seller, the parties agree that:

(a)                         Without the express prior written consent of the Seller, for a period of three (3) years from the Closing Date, the Purchaser shall not, and shall cause its Affiliates not to, directly or indirectly:

(i)     develop, manufacture, offer or sell fabrics for aerospace applications other than to the Persons or for the applications set forth on Schedule 7.5(a)(i);

(ii)    in Europe, develop, manufacture, offer or sell fabrics for electronics applications or for the GI Applications.

This non-competition provision shall not be interpreted in any manner to impose any conditions, restrictions or limitations on the ability of the Purchaser or its Affiliates to conduct or pursue any of the activities specified above with assets and know-how other than the Commercial Know-How, Technical Know-How, Machinery, Inventory and Facilities acquired hereunder.

(b)                        Without the express prior written consent of the Purchaser, for a period of five (5) years from the Closing Date, the Seller shall not, and shall cause its Affiliates not to, directly or indirectly:

(i)     in North America, develop, manufacture, offer or sell fabrics for electronics applications or GI Applications; and

(ii)    develop, manufacture, offer or sell fabrics (including laminated fabrics such as HexForm, ML micro-laminated fabrics or similar laminated products) for body armor or other ballistics applications (other than ballistic applications in aerospace).

Except as otherwise specified above, the restrictions on the Seller specified in this Section 7.5(b) shall be limited to the same geographic areas where the Seller and Hexcel developed, manufactured, offered or sold products for the Business prior to the Closing Date.

(c)        Notwithstanding the foregoing, nothing in this Section 7.5 will prevent the Seller or the Purchaser from:

(i)     owning as a passive investment, 5% or less of the outstanding voting securities of any entity that may be engaged in activities prohibited or restricted by this Section 7.5; or

(ii)    conducting any business activity that would otherwise violate this Section 7.5, which is being carried on by an entity or business that is acquired, after the Closing, by the Seller, the Purchaser, or their respective Affiliates, or otherwise becomes an Affiliate thereof, but only if, at the time of such acquisition, the revenues derived from the business by such entity or business constitute less than 10% of the gross revenues of Hexcel.

(d)        Except as set forth in Article VIII, for a period of two (2) years from the Closing Date, neither the Seller nor the Purchaser will, and each will cause its respective Affiliates not to, without the prior written consent of the other party, employ any Person who immediately following the Closing (and after giving effect to the hiring of Transferred Employees) is a permanent, salaried, exempt employee (or the equivalent thereof) of the other party or any of its Affiliates unless such Person shall have first been terminated by such party or its Affiliates.

(e)        The Seller and the Purchaser agree to the following confidentiality provisions:

(i)     For a period of ten (10) years from the Closing Date, the Seller covenants that it will not, and will not permit any of its Affiliates to, without the prior written consent of the Purchaser, disclose to any Person information of a confidential or proprietary nature regarding the Assets, the Assumed Liabilities or the Business (the “Purchaser Confidential Information”), except to officers, directors, employees, accountants, attorneys and Representatives of the Seller or its Affiliates who need to know such information for purposes of taxes, accounting, pending litigation and other matters necessary in respect of (i) the Seller’s ownership of the Assets or (ii) the transactions contemplated by this Agreement, unless after consultation with counsel, disclosure is required to be made under applicable law; and

(ii)    For a period of ten (10) years from the Closing Date, the Purchaser covenants that it will not, and will not permit any of its Affiliates to, without the prior written consent of the Seller, disclose to any Person information of a confidential or proprietary nature regarding the Excluded Assets or the

Excluded Liabilities (the “Seller Confidential Information” and, together with the Purchaser Confidential Information, the “Confidential Information”), except to officers, directors, employees, accountants, attorneys and Representatives of the Purchaser or its Affiliates who need to know such information for purposes of taxes, accounting, pending litigation and other matters necessary in respect of the transactions contemplated by this Agreement, unless after consultation with counsel, disclosure is required to be made under applicable law.

(iii)   Each party hereto acknowledges that Confidential Information shall not include the Technical Know-How or information which (A) is or becomes generally available to the public other than as a result of a disclosure by the Seller or the Purchaser in violation of this Agreement or (B) becomes available to the Seller or the Purchaser on a non-confidential basis from a source other than the Purchaser or the Seller or their respective advisors, provided that such source is not, to the Seller’s Knowledge or the Purchaser’s Knowledge as the case may be, a party to a confidentiality agreement with the Seller or the Purchaser or another party.

(iv)   Although the Seller and its Affiliates, on one hand, and the Purchaser and its Affiliates, on the other hand, will be free to use the Technical Know-How without any accounting to the other, the parties covenant that any disclosure of Technical Know-How shall be made only under conditions of confidentiality and nonuse consistent with those generally applicable in the ordinary course of the disclosing party’s business or in connection with any sale or financing of the business to which such information relates.

(f)         The Seller and the Purchaser agree that the covenants contained in this Section 7.5 are necessary for the protection of the other party’s reasonable interests, are reasonable in scope, content and duration and are in partial consideration for each party’s agreement to consummate the transactions contemplated by this Agreement.

(g)        If it is ever held that the provisions of this Section 7.5 are too onerous in scope and duration and are not necessary for the protection of the Purchaser and the Seller, each party to this Agreement agrees that any court of competent jurisdiction may impose lesser restrictions which such court may consider to be fair, reasonable, necessary or appropriate to properly protect the parties under the circumstances.

(h)        If any court determines that any of the provisions of this Section 7.5, or any part thereof, is invalid or unenforceable, the remainder of the section will not thereby be affected and shall be given full effect, without regard to the invalid portions.

(i)         The Seller and the Purchaser have carefully considered the nature and the extent of the restrictions set forth herein and acknowledge that the same are reasonable with respect to scope and duration.  The Seller and the Purchaser recognize and agree that the restrictions set forth herein are being entered into in connection with the sale of the Business to the Purchaser and all parties would not be entering into this Agreement absent such restrictions and the full commitment of each of the Seller and the Purchaser to abide by such restrictions

The Seller and the Purchaser recognize and acknowledge that a breach by the Seller or the Purchaser of this Section 7.5 will cause irreparable harm and material loss and damage to the other party as to which it may not have an adequate remedy at law or in damages.  Accordingly, the Seller and the Purchaser acknowledge and agree that the issuance of temporary, preliminary and permanent injunctive relief, specific performance or other equitable remedy is an appropriate remedy for any such breach in addition to any other remedies available at law or in equity.

Section 7.6             Subsequent Actions.  In case at any time after the Closing Date any further action is necessary, proper or advisable to carry out the purposes of this Agreement, as soon as reasonably practicable, each party hereto shall use its reasonable best efforts to take, or cause its proper officers or directors to take, all such necessary, proper or advisable actions.

Section 7.7             Taxes

(a)        The Purchaser shall be liable for, and shall timely pay, any and all Transfer Taxes.  The Purchaser shall, at its own expense properly complete, sign, and timely file any and all required Tax Returns with respect to such taxes (the “Transfer Tax Returns”) and if required by applicable law, the Seller will join in the execution of any such Transfer Tax Returns.  Each party will complete any exemption certificates reasonably requested by the other party to reduce or eliminate any such Transfer Taxes.

(b)        Each of the Purchaser and the Seller shall provide the other with such assistance as may reasonably be requested by the other party in connection with the preparation of any Tax Return, any audit or other examination by any taxing authority, or any judicial or administrative proceedings relating to liability for Taxes with respect to the Business and the Assets, and each will retain and provide the requesting party with any records or information which may be relevant to such return, audit or examination, proceedings or determination.  Any information obtained pursuant to this Section 7.7(b) or pursuant to any other section hereof providing for the sharing of information or review of any Tax Return or other schedule relating to Taxes shall be kept confidential by the parties hereto.

(c)        All property and ad valorem Taxes, leasehold rentals and other customarily proratable items related to the Assets payable subsequent to the Closing Date and relating to a Straddle Period will be prorated as of the close of business on the day before the Closing Date between the Purchaser and the Seller.  If the actual amount of any such tax or expense is not known as of the Closing Date, the aforesaid proration shall be based on the previous year’s assessment of such item and the parties agree to adjust said proration and pay any underpayment or reimburse for any overpayment within thirty (30) days after the actual amount becomes known.

Section 7.8             Publicity.  Prior to the Closing Date, neither party to this Agreement will issue any press release or make any other public disclosures concerning this transaction or the contents of this Agreement without the prior written consent of the other party.  Notwithstanding the above, nothing in this Section 7.8 will preclude any party from making any disclosures required by any Governmental Entity, law or stock exchange or market on which any of its securities are listed or traded; provided, however, that the party required to make the release or statement shall allow the other party an opportunity to comment on such release or statement in advance of such issuance.

Section 7.9             Mail and Payments Received After Closing.  Following the Closing, the Purchaser shall deliver or cause to be delivered to the Seller all mail and payments received by the Purchaser or the Business after the Closing which pursuant to this Agreement belong to the Seller or any Affiliates of the Seller.  Additionally, following the Closing, the Seller shall deliver or cause to be delivered to the Purchaser all mail and payments received by the Seller after the Closing which pursuant to this Agreement belong to the Purchaser.

Section 7.10           Post-Closing Access to Records and Personnel.

(a)        After the Closing, the parties shall retain the Books and Records, documents, instruments, accounts, correspondence, writings, evidences of title and other information relating to the Business and the Assets (and in the case of the Purchaser relating to the Excluded Assets or Excluded Liabilities) in their respective possession for at least seven (7) years or for such longer period of time set forth in their respective records retention policies on the Closing Date or as may be required by law or any court order.

(b)        After the Closing, the parties shall allow each other reasonable access to and use of the Books and Records, and to personnel having knowledge of the whereabouts and/or contents of the Books and Records, for legitimate business reasons, such as the preparation of Tax Returns or the prosecution or defense of claims, access to Technical Know-How or access to information relating to the Excluded Assets or Excluded Liabilities. Notwithstanding anything to contrary contained in this Agreement, the Purchaser and its Affiliates shall not be entitled to any information regarding, or a copy of, any consolidated, combined, affiliated or unitary Tax Return which includes that of Hexcel and its Affiliates.

Section 7.11           Waiver of Compliance with Bulk Sales Law.  The Purchaser and the Seller hereby waive compliance by the other with the bulk sales laws and any other similar laws in any applicable jurisdiction which may be applicable to the transactions contemplated by this Agreement.

Section 7.12           Third Party Consents.  To the extent that any Consent needed to assign or transfer any Asset to the Purchaser has not been obtained on or prior to the Closing Date, this Agreement shall not constitute an assignment or transfer or attempted assignment or transfer thereof if such assignment or transfer or attempted assignment or transfer would constitute a breach or violation of any agreement or applicable law.  If any such Consent shall not be obtained at or prior to the Closing, then (i) the Seller and the Purchaser shall use their reasonable commercial efforts in good faith to obtain such Consent as promptly as practicable thereafter and (ii) if such Consent is not obtained, the parties shall use commercially reasonable efforts in good faith to effect any lawful arrangement designed to provide for the Purchaser the benefits after Closing that it would have received, and to subject the Purchaser directly to the obligations thereunder, as if such Consent had been obtained.

Section 7.13           Use of Hexcel Name and Supplies

(a)        Nothing in this Agreement gives the Purchaser any rights to the ownership or use of the Hexcel Mark and Logo and the Purchaser shall cease all such use immediately following the Closing Date, except that following the Closing Date and solely in connection with the Business, the Purchaser may use (i) packaging materials for a period of six (6) months; (ii) building signs for a period of six (6) months; (iii) marketing or promotional materials for a period of six (6) months; (iv) forms, invoices, stationery or other documents sent to third parties for a period of six (6) months; and (v) documents for internal use for a period of six (6) months from the Closing Date, in each case displaying the Hexcel Mark and Logo (collectively, the “Hexcel Supplies”); provided, however, that the Purchaser may only use the quantities of Hexcel Supplies existing on the Closing Date and may not print or create any additional Hexcel Supplies.  The Purchaser shall destroy any unused Hexcel Supplies remaining at the expiration of the period described in this Section 7.13 applicable to any such Hexcel Supplies.

(b)        The Purchaser shall also have an exclusive, non-transferable, non-sublicenseable license from the Seller to use the “HexForm” tradename in connection with laminated ballistic reinforcements, on a royalty-free basis for a period of five (5) years from the Closing Date.

(c)        Any use by the Purchaser of the Hexcel Mark and Logo or the “HexForm” name, as permitted in this Section 7.13, is subject to the Purchaser’s compliance with the quality control requirements and guidelines in effect for the Hexcel Mark and Logo or the “HexForm” name as of the Closing Date and the Seller’s right to inspect and verify that all such use is in a manner and at the level of quality consistent with that in effect as of the Closing Date.  The Purchaser shall not use the Hexcel Mark and Logo or the “HexForm” name in any manner that reflects negatively on such names or marks or on the Seller and its Affiliates.  The Purchaser shall hold harmless and indemnify the Seller and any of its Affiliates for any losses resulting from or arising in connection with the use by the Purchaser of the Hexcel Mark and Logo or the “HexForm” name pursuant to this Section 7.13, except to the extent such loss is demonstrated to have resulted from a breach of any representations or warranties of the Seller contained herein.

Section 7.14           Shared Contracts.  The Purchaser and the Seller shall use commercially reasonable efforts to cause certain contracts which are primarily but not exclusively related to the Business and set forth in Schedule 7.14 (the “Shared Contracts”) to be split into separate contracts between the appropriate third party and the Seller (with respect to the portion of the Shared Contracts that does not relate to the Business) or the Purchaser (with respect to the portion of the Shared Contracts that relates to the Business).  The Seller and the Purchaser agree to cooperate and provide reasonable assistance prior to and for a period of six (6) months following the Closing to effect such separation.  In the event and to the extent the Purchaser and the Seller are unable to obtain required consent, approval or amendment required to separate the Shared Contracts, (i) the Seller and the Purchaser shall use their reasonable commercial efforts in good faith to separate such Shared Contracts as promptly as practicable and (ii) if such separation is not obtained, the parties shall use commercially reasonable efforts in good faith to effect any lawful arrangement designed to provide for each party the benefits after Closing that it would have received, and to subject the applicable party to the Liabilities thereunder, as if such Shared Contracts had been separated and the portion of such Shared

Contracts related to the Business acquired by the Purchaser as an Asset with the remaining portion of such Shared Contracts retained by the Seller .

Section 7.15           Hexcel Guarantee.  Hexcel guarantees the observance, performance and discharge of all of the covenants, agreements, obligations and Liabilities of the Seller and its Affiliates pursuant to this Agreement whether fixed, contingent, now existing or hereafter arising, created, assumed, incurred or acquired.

Section 7.16           Litigation Cooperation.  Each party agrees to use commercially reasonable efforts to cooperate with and assist the other party, at the other party’s request and expense, in connection with any legal, administrative, arbitration or other proceeding, suit, claim or action of any nature or investigation, at any time arising in connection with the operation of the Business or the Assets, (including without limitation the Zylon Liabilities) except in circumstances in which the party’s interests are adverse. Such cooperation shall include but not be limited to (a) providing reasonable access at reasonable hours to relevant facilities, Books and Records and personnel, including the Transferred Employees, and (b) permitting employees and personnel, including the Transferred Employees, to respond to reasonable requests for interviews, depositions, testimony, interrogatories and other information in connection with such litigation and claims and any proceedings in connection therewith.

Section 7.17           MS License.  The Purchaser shall use reasonable efforts to assist the Seller in its efforts to obtain a license, a sublicense, or other arrangement reasonably satisfactory to the Seller that permits the Seller and its Affiliates to continue practicing the technology covered by the MS License.

Section 7.18           Zylon Investigation.  For five (5) years following Closing:

(a)        Hexcel will promptly provide to the Purchaser any information that the Purchaser reasonably requests relating to Hexcel’s manufacture of Zylon, the Zylon Liabilities, or any pending or future governmental investigation or action relating to Hexcel’s manufacture and sale of Zylon fabric, including the U.S. Department of Justice investigation regarding the Zylon Liabilities (the “Zylon Investigation”).  The Purchaser agrees that all such information will be Seller Confidential Information and further agrees, if requested by Hexcel, to enter into a reasonable joint defense, cooperation or confidentiality agreement with Hexcel to preserve any legal rights or privileges that Hexcel might have in connection with the Zylon Liabilities or Zylon Investigation.

(b)        Hexcel will reimburse the Purchaser for all costs reasonably incurred by or on behalf of the Purchaser in connection with any compliance programs, training, external monitors or other remediation implemented by the Purchaser or its Affiliates or required by the U.S. Department of Justice or any other federal or state agency if in the reasonable judgment of the Purchaser such actions are necessary in order to avoid the imposition of penalties or the inclusion of the Purchaser or its Affiliates on the US Government Services Administration List of Parties Excluded from Federal Procurement and Nonprocurement Programs, to the extent such penalties or inclusion could reasonably be viewed as arising out of the Zylon Investigation.

(c)        Any amounts to be reimbursed under Section 7.18(b) shall be subject to the provisions of Section 11.4.

ARTICLE VIII

TRANSFERRED EMPLOYEES

Section 8.1             Hiring of Employees.

(a)        The Purchaser shall have the right to offer employment to all individuals employed by the Seller at the Facilities and all individuals employed by the Seller who principally provided services in connection with the Business and who are not located at the Facilities (collectively, the “Business Employees”) on terms and conditions of employment determined by the Purchaser in its sole discretion, except as otherwise provided below.  Those individuals set forth in Schedule 8.1(a) are not Business Employees and shall continue to be employees of the Seller as of the Closing Date.  The Purchaser shall notify the Seller as soon as possible, following the date of this Agreement, but in no event less than 30 days prior to the Closing Date, of the names of the Business Employees who will not be offered employment with the Purchaser on and following the Closing Date (the “Terminated Business Employees”) and the date upon which such notification is made shall be the “Employment Offer Notification Date”.  All Business Employees who are hired by the Purchaser shall become the Purchaser’s employees as of the Closing Date (the “Transferred Employees”).  Except as otherwise provided below, the Purchaser may modify, alter or terminate any of the terms and conditions of employment of the Transferred Employees after the Closing Date.  Until October 31, 2007, the Purchaser shall provide each Transferred Employee with (i) wages or salary comparable to the wages or salary such Transferred Employee had with Seller immediately prior to the Closing, (ii) a target bonus or sales incentive participation percentage under JPS’s plans comparable to the target bonus or sales incentive participation percentage applicable to such Transferred Employee under Hexcel’s plans immediately prior to the Closing, (iii) severance protection and severance benefits that are at least as favorable as those to which such Transferred Employee was entitled under the Seller’s Severance Plan immediately prior to the Closing, and (iv) with other benefits that are comparable to those of similarly situated employees of the Purchaser.  The Purchaser will conduct all interviews and make all hiring decisions in compliance with all applicable laws.  Nothing in this Agreement shall prevent the Purchaser from terminating the employment of any Transferred Employee at any time after the Closing Date.  The Seller shall cooperate with the Purchaser with regard to the selection of those employees to whom the Purchaser will extend offers of employment and with regard to the transition process for those Transferred Employees who transfer from employment by the Seller to employment by the Purchaser.  All communications by the Purchaser with Transferred Employees or Terminated Business Employees will be coordinated with the Seller.

(b)        The Seller expects to terminate the employment of all Terminated Business Employees upon or promptly following the Closing Date.  If such action would cause a “plant closing” or a “mass layoff” as defined in the WARN Act affecting any site of employment of the Seller; then the Seller shall comply with all notice provisions of the WARN Act within five (5) business days of the Employment Offer Notification Date (the actual date of such notification being the “WARN Act Notification Date”) and the Purchaser shall promptly reimburse the Seller for all costs associated with retaining the Terminated Business Employees as employees of the Seller for the following number of days after the Closing Date: sixty (60) days minus the number of days from the WARN Act Notification Date to the Closing Date.  Not less than one (1) Business Day prior to the Closing Date, the Seller shall notify the Purchaser of the number of Business Employees terminated by the Seller at each of the Facilities during the ninety (90) day period prior thereto.

(c)        The Purchaser shall indemnify, defend and hold the Seller harmless from and against, any and all claims, losses, damages, expenses, obligations and liabilities (including costs of collection, attorneys’ fees and other costs of defense) which the Seller may incur in connection with any suit or claim of violation brought against the Seller arising from the Seller’s termination of the employment of the Terminated Business Employees, that arises due to any termination of employment by the Purchaser during the ninety (90) day period following the Closing Date.

Section 8.2             Participation in Hexcel Benefit Plans.  Effective as of the Closing Date (or such other date as may be agreed between Purchaser and Seller in connection with an arrangement to provide benefits to Transferred Employees under Hexcel Benefit Plans for a mutually agreed transition period following the Closing Date), the benefits and participation of the Transferred Employees in the Hexcel Benefit Plans shall be limited to benefits accrued as of the Closing Date (or such other agreed-upon date, if any), and no further benefit accruals under the Hexcel Benefit Plans shall accrue by reason of their employment with the Purchaser.

Section 8.3             COBRA.  The Seller agrees to remain obligated to provide continuation health care coverage, to the extent required by and in accordance with Section 4980B of the Code and Sections 601 to 608 of ERISA and COBRA, to Transferred Employees, former employees of the Seller who left employment prior to the Closing and who retain a right to a benefit under any Hexcel Benefit Plan and their qualified beneficiaries (i) who incur a qualifying event prior to the Closing Date and (ii) to whom the Seller is, on the Closing Date, (A) providing such continuation coverage or (B) under an obligation to provide such continuation coverage at the election of the employee or his qualified beneficiary.  The Purchaser shall have responsibility for any and all obligations under COBRA with respect to Transferred Employees and their qualified beneficiaries who became covered under a group health plan of the Purchaser and who incur qualifying events on or after the Closing Date.

Section 8.4             Workers’ Compensation.  The Seller shall be responsible for all claims for workers’ compensation benefits, which are incurred on or prior to the Closing Date by Transferred Employees or which are incurred at any time by employees who are not Transferred Employees. The Purchaser shall be responsible for all claims for such benefits, which are incurred after the Closing Date by such Transferred Employees. For purposes of this Section 8.4, a claim for workers’ compensation benefits shall be deemed to be incurred when the event giving rise to the claim occurs (the “Workers’ Compensation Event”).  If the Workers’ Compensation Event occurs over a period both on or prior to and after the Closing Date, the claim shall be equitably apportioned among the Seller and the Purchaser based upon the relative periods of time that the Workers’ Compensation Event transpired both on or prior to and after the Closing Date.

Section 8.5             Severance

(a)        With respect to each Business Employee or Transferred Employee (i) to whom the Purchaser does not offer employment as of the Closing Date at a location within twenty miles of such Business Employee’s principal work location immediately prior to the Closing Date, or (ii) to whom the Purchaser offers such employment as of the Closing Date but such offer does not provide compensation and benefits which are, in the aggregate, comparable to such Business Employee’s compensation and benefits while employed by the Seller, or (iii) whose employment by the Purchaser is terminated without cause (as defined in the Seller’s Severance Plan) prior to October 31, 2007, and for whom the Seller provides severance benefits under the Seller’s Severance Plan, the Purchaser shall promptly reimburse the Seller for the cost of such severance benefits upon receipt of reasonably satisfactory documentation from the Seller of the payment of such benefits.

(b)        With respect to claims for reimbursement pursuant to clause (ii) of Section 8.5(a):

(i)   In the event that a trial court or other trier of fact determines that the Seller is obligated to provide severance benefits under the Seller’s Severance Plan to a Business Employee or Transferred Employee, then the Seller shall notify the Purchaser thereof promptly and the Purchaser shall reimburse the Seller for the cost of such severance benefits, upon receipt of reasonably satisfactory documentation from the Seller of the payment of such benefits, without challenge;

(ii)  The Seller shall not be obligated to pursue any post-decision challenges or remedial action, including without limitation post-judgment motions or appeals, of any determination described in clause (i) of this Section 8.5(b).  However, if the Purchaser reasonably determines that a post-judgment challenge or remedial action is appropriate and timely notifies the Seller thereof, then the Seller shall reasonably cooperate with the Purchaser in such pursuit and Purchaser shall pay all costs and expenses, including attorneys’ fees, associated with such pursuit and decisions therefrom.

(c)        Any amounts to be reimbursed by the Purchaser under this Section 8.5 shall be reduced by the amount of any severance payments actually made by the Purchaser to the relevant Business Employee(s) or Transferred Employee(s). For avoidance of doubt, the Purchaser shall have no liability whatsoever for severance payments or benefits to any person listed on Schedule 8.1(a).

Section 8.6             Past Service Credit; Vacation and Severance Benefit Levels.  To the extent permitted by law, the Purchaser shall cause the Purchaser’s employee benefit plans, programs or arrangements to give the Transferred Employees full credit for service recognized under any Hexcel’s Benefit Plans for purposes of eligibility, vesting and where applicable, benefit levels.

Section 8.7             Retiree Medical Benefits.  The Seller shall provide retiree medical benefits pursuant to the provisions of any applicable Hexcel Benefit Plan (as the same may be amended from time to time) to any former employee of the Business who retired on or prior to the Closing Date.  The Purchaser shall provide retiree medical benefits to Transferred Employees under the retiree medical program applicable to other Purchaser employees, if any.

ARTICLE IX

CONDITIONS

Section 9.1             Conditions to Each Party’s Obligation to Effect the Closing.  The respective obligation of each party to effect the Closing shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions:

(a)        Statutes; Court Orders.  No statute, rule or regulation shall have been enacted or promulgated by any Governmental Entity which prohibits the consummation of the Closing; there shall be no suit, action or other proceeding pending by any Governmental Entity which seeks to restrain or prohibit, or any injunction, order, judgment or decree in effect and issued by any Governmental Entity which restrains or prohibits, the consummation of the transactions contemplated by this Agreement, except for the transfer of any Assets the failure of which to transfer are not, individually or in the aggregate, material to the operations of the Business taken as a whole.

(b)        Waiting Period.  All waiting periods applicable under the HSR Act with respect to the transactions contemplated by their Agreement shall have lapsed or been terminated.

(c)        Regulatory Approval.  Except for consents, approvals or authorizations the failure of which to obtain are not, individually or in the aggregate, material to the operations of the Business taken as a whole, all consents, approvals or authorizations of Governmental Entities as are necessary for the consummation of the transactions contemplated by this Agreement shall have been obtained.

Section 9.2             Conditions to Obligations of the Purchaser to Effect the Closing.  The obligations of the Purchaser to consummate the Closing shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions:

(a)        Accuracy of Representations and Warranties of the Seller.  The representations and warranties of the Seller contained in this Agreement shall be true and correct in all respects (without giving effect to any materiality or Material Adverse Effect qualifications contained therein) both when made and at and as of the Closing Date, as though made at and as of the Closing Date, except (i) to the extent such representations and warranties speak as of an earlier date (in which case such representations and warranties shall be true and correct as of such earlier date); and (ii) for any failure of such representations and warranties to be true that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)        Performance of Covenants.  The Seller shall have complied in all material respects with all covenants contained in this Agreement to be performed by it on or prior to the Closing.

(c)        Certificate from the Seller.  The Purchaser shall have received a certificate, dated the Closing Date, to the effect of clauses (a) and (b) of this Section 9.2 that has been signed by an authorized officer of the Seller (the “Seller’s Certificate”).

(d)        Ancillary Agreements.  The Seller shall have executed and delivered the Ancillary Agreements.

(e)        Instrument of Assignment and Bill of Sale.  The Seller shall have executed and delivered the Instrument of Assignment and Bill of Sale, substantially in the form of Exhibit A hereto.

(f)         Required Consents.  The consents listed on Schedule 9.2(f) shall have been obtained and shall be in full force and effect.

(g)        Financing.  The financial institutions party to the Commitment Letter (or any agreements relating to alternative sources of financing that may be entered into by the Purchaser under Section 7.4(e)) shall have funded the portion of the Purchase Price in the amount specified in the Commitment Letter; provided that the foregoing shall not be a condition under this Agreement if (i) a breach by the Purchaser of its obligations under the Commitment Letter (or any agreements relating to alternative sources of financing that may be entered into by the Purchaser under Section 7.4(e)) or this Agreement has caused the funding thereunder not to occur, or (ii) all conditions precedent to the closing and extension of credit of the amount specified in the Commitment Letter have been satisfied or are capable of being satisfied other than any conditions in the Commitment Letter that relate to the business, assets, results of operations or financial condition of the Purchaser or its affiliates.

Section 9.3             Conditions to Obligations of the Seller to Effect the Closing.  The obligations of the Seller to consummate the Closing shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions:

(a)        Accuracy of the Purchaser’s Representations and Warranties.  The representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all respects (without giving effect to any materiality or Purchaser Material Adverse Effect qualifications contained therein) both when made and at and as of the Closing Date, as though made at and as of the Closing Date, except (i) to the extent such representations and warranties speak as of an earlier date (in which case such representations and warranties shall be true and correct as of such earlier date) and (ii) for any failure of such representations and warranties to be true that would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

(b)        Performance of Covenants.  The Purchaser shall have complied in all material respects with all covenants contained in this Agreement to be performed by it on or prior to the Closing.

(c)        Certificate from the Purchaser.  The Seller shall have received a certificate, dated the Closing Date, to the effect of clauses (a) and (b) of this Section 9.3 that has been signed by an authorized officer of the Purchaser (the “Purchaser’s Certificate”).

(d)        Ancillary Agreements.  The Purchaser shall have executed and delivered the Ancillary Agreements.

(e)        Payment of Purchase Price.  The Seller shall have received the Cash Purchase Price as provided herein.

ARTICLE X

TERMINATION

Section 10.1           Termination.  By written notice given prior to the Closing, subject to Section 10.2, this Agreement may be terminated or abandoned as follows:

(a)        by mutual written consent of the parties hereto;

(b)        by either the Purchaser or the Seller in the event that the other party has breached any of its respective representations, warranties or covenants contained in this Agreement and that such breach is reasonably likely to give rise to the failure of the conditions set forth in Article IX, provided such breach has not been cured, or is not curable, by the breaching party within thirty (30) days following receipt of written notice of such breach; and

(c)        by either the Purchaser or the Seller if the Closing shall not have been consummated on or before September 30, 2007 (the “Termination Date”); provided  that the Closing did not fail to occur by such date due to the breach or default of the party electing to terminate this Agreement and provided further if on September 30, 2007 the condition set forth in Section 9.1(b) shall not have been satisfied then the Termination Date shall be extended to December 31, 2007.

Section 10.2           Effect of Termination.  In the event of the termination or abandonment of the Agreement by any party hereto pursuant to the terms of this Agreement, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination or abandonment of the transactions is made, and there shall be no liability or obligation thereafter on the part of the Purchaser or the Seller except that Section 5.25 (Brokers or Finders Fee with respect to the Seller), Section 6.5 (Brokers or Finders Fee with respect to the Purchaser), Section 7.3 (Confidentiality), Section 7.8 (Publicity), Section 12.1 (Fees and Expenses) and this Section 10.2 shall remain in full force and effect and survive the termination of this Agreement; provided, however, that, if such termination shall result from (i) fraud, (ii) the willful breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement or (iii) the Purchaser’s failure to pay any portion of the Cash Purchase Price in circumstances where it is obligated to close the transactions contemplated hereby, the Seller or the Purchaser, as the case may be, shall be fully liable for any and all damages of the other parties as a result of such breach or failure.

ARTICLE XI

INDEMNIFICATION

Section 11.1           Survival of Representations, Warranties and Covenants.

(a)        Subject to the limitations and other provisions of this Agreement including the provisions of this Article XI, the representations and warranties of the parties in this Agreement shall survive the Closing and shall remain in full force and effect, and the agreements, covenants and obligations of the parties shall survive the Closing and remain in full force and effect in accordance with their terms.

(b)        Notwithstanding Section 11.1(a),

(i)      the Seller shall have no liability under Section 11.2(a)(i) (other than with respect to those representations and warranties set forth in Section 5.1 (Existence), Section 5.2 (Authorization), Section 5.3 (Binding Agreement), clause (a) of Section 5.4 (No Conflicts) Section 5.16 (Employee Benefit Plans), Section 5.18 (Environmental Matters), and Section 5.21 (Tax Matters)), unless on or before eighteen (18) months after the Closing Date the Seller is given a Claim Notice;

(ii)      with respect to the breach of any representation or warranty set forth in Section 5.16 (Employee Benefit Plans), Section 5.18 (Environmental Matters), or Section 5.21 (Tax Matters), the Seller shall have no liability under Section 11.2(a)(i) unless the Seller is given a Claim Notice on or before the earlier of (i) the expiration of the applicable statute of limitations with respect to such matter or (ii) 10 years from the Closing Date; and

(iii)    a claim for indemnification based upon (A) a breach of the representations and warranties set forth in Section 5.1 (Existence), Section 5.2 (Authorization), Section 5.3 (Binding Agreement), or clause (a) of Section 5.4 (No Conflicts), (B) the failure of a party to perform the agreements, covenants and obligations of such party or based upon Section 11.2(a)(ii) through (vi), or (C) upon fraud or intentional misrepresentation, may be made at any time.

(c)        The right to indemnification, reimbursement or other remedy based upon such representations, warranties, covenants and obligations shall not be affected by any investigation (including any environmental investigation or assessment) conducted with respect to, or any Knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with any such representations, warranties, agreements, covenants or obligations.  The waiver of any condition based upon the accuracy of any representation or warranty, or on the performance of or compliance with any agreement, covenant or obligation, will not affect the right to indemnification, reimbursement or other remedy based upon such representations, warranties, agreements, covenants and obligations.

Section 11.2           Indemnification by the Seller.

(a)        In the event the Closing occurs, the Seller shall indemnify and hold the Purchaser, any Affiliate of the Purchaser or their respective current or future officers, directors, controlling persons, employees, agents, successors and permitted assigns (collectively, “Purchaser Indemnitees”) harmless from and against and in respect of any and all losses, liabilities, damages, claims, suits, proceedings, judgments, settlements and expenses, including reasonable attorneys’ fees, incurred by any such Purchaser Indemnitee (hereinafter “Purchaser Losses”) which arise out of or in connection with:

(i)      any breach by the Seller of any of the representations and warranties contained in this Agreement, the Ancillary Agreements or in any other certificate, document or instrument delivered by the Seller pursuant to this Agreement (without giving effect to any materiality or Material Adverse Effect qualifications contained therein);

(ii)     any breach by the Seller of any of its agreements, covenants or obligations in this Agreement, the Ancillary Agreements or in any other certificate, document or instrument delivered by the Seller pursuant to this Agreement;

(iii)    the Excluded Assets;

(iv)    the Excluded Liabilities;

(v)     any brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding made, or alleged to have been made, by any Person with the Seller (or any Person acting on its behalf) in connection with any of the transactions contemplated hereby; or

(vi)    any noncompliance by the Seller with any bulk sales or, assuming the accuracy of the Purchaser’s representations in Section 6.7, fraudulent conveyance laws, in either case only to the extent based on actions taken by the Seller, in respect of the transactions contemplated hereby.

(b)        The foregoing obligation to indemnify the Purchaser Indemnitees set forth in Section 11.2(a) shall be subject to each of the following limitations:

(i)      no indemnification for Purchaser Losses asserted against the Seller under Section 11.2(a)(i) (other than Section 5.16 (Employee Benefit Plans), Section 5.18 (Environmental Matters), or Section 5.21 (Tax Matters)) shall be required, unless and until the cumulative amount of such Purchaser Losses equals or exceeds $650,000 (the “Seller Deductible”) and then only to the extent that the cumulative amount of such Purchaser Losses, as finally determined, exceeds the Seller Deductible.  In no event shall Purchaser Losses include special, indirect, incidental, consequential, or punitive damages, diminution in value, lost profits or lost business opportunity;

(ii)     the Seller’s aggregate liability to the Purchaser Indemnitees under Section 11.2(a)(i) or (ii) for Purchaser Losses in excess of the Seller Deductible shall not exceed 20% of the Cash Purchase Price; and

(iii)    there shall be no indemnification for Purchaser Losses as a result of Assumed Liabilities.

(c)        If the Closing occurs, then, except in cases of fraud or intentional misrepresentation, the indemnity provided in this Section 11.2 shall be the sole and exclusive remedy of the Purchaser and the Purchaser Indemnitees against the Seller at law or in equity for any matter covered by Section 11.2(a) and the Purchaser expressly waives and relinquishes, on behalf of itself, the Purchaser Indemnitees and their respective successors and permitted assigns, any and all other rights, claims or remedies such person may have against the Seller, including without limitation, any rights, claims or remedies that might exist under any Environmental Law, as presently in force or hereafter enacted, promulgated, or amended (including, without limitation, under the Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”), or any similar state or local law) or at common law, provided, however, that nothing contained in this provision shall be deemed a waiver or relinquishment of any remedy or defense available to the Purchaser in response to an Environmental Claim under any Environmental Law, including CERCLA, in response to a claim initiated by a third party, including, but not limited to, “contribution,” “divisibility,” “innocent purchaser,” or “bona fide prospective purchaser” (as such terms are defined or contemplated under CERCLA).

Section 11.3           Indemnification by the Purchaser.

(a)        In the event the Closing occurs, the Purchaser shall defend, indemnify and hold the Seller, any Affiliate of the Seller or their respective current or future officers, directors, controlling persons, employees, agents, successors and permitted assigns (collectively, the “Seller Indemnitees”) harmless from and against and in respect of any and all actual losses, liabilities, damages, claims, suits, proceedings, judgments, settlements and expenses, including reasonable attorney’s fees, incurred by any such Seller Indemnitee (hereinafter the “Seller Losses”; together with Purchaser Losses, “Losses”) arising out of or in connection with (i) any breach by the Purchaser of any of the representations and warranties contained in Article VI hereof (without giving effect to any materiality or Purchaser Material Adverse Effect qualifications contained therein), (ii) any breach by the Purchaser of any of its covenants in this Agreement, (iii) the ownership, operation or use of the Business or the Assets on or after the Closing Date (iv) the Assumed Liabilities, or (v) any brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding made, or alleged to have been made, by any Person with the Purchaser (or any Person acting on its behalf) in connection with any of the transactions contemplated hereby.

(b)        The foregoing obligation to indemnify the Seller Indemnitees set forth in Section 11.3(a) shall be subject to each of the following limitations:

(i)      No indemnification for Seller Losses asserted against the Purchaser under Section 11.3(a)(i) above shall be required, unless and until the cumulative amount of such Seller Losses equals or exceeds $650,000 (the

“Purchaser Deductible”) and then only to the extent that the cumulative amount of such Seller Losses, as finally determined, exceeds the Purchaser Deductible, and in no event shall include special, indirect, incidental, consequential, or punitive damages, diminution in value, lost profits or lost business opportunity; and

(ii)     The Purchaser’s aggregate liability to the Seller Indemnitees under Section 11.3(a)(i) or (ii) for Seller Losses in excess of the Purchaser Deductible shall not exceed 20% of the Cash Purchase Price.

(c)        If the Closing occurs, then, except in cases of fraud or intentional misrepresentation, the indemnity provided in this Section 11.3 shall be the sole and exclusive remedy of the Seller and the Seller Indemnitees against the Purchaser at law or in equity for any matter covered by Section 11.3(a) and the Seller expressly waives and relinquishes, on behalf of itself, the Seller Indemnitees and their respective successors and permitted assigns, any and all other rights, claims or remedies such person may have against the Purchaser.

Section 11.4           Indemnification Procedure.

(a)        All claims for indemnification by an indemnified party (an “Indemnified Party”) shall be asserted and resolved as set forth in this Section 11.4.  As soon as is reasonably practicable after an Indemnified Party or any of its respective Affiliates, officers, directors, employees, agents, successors and assigns as the case may be becomes aware of any claim for which it is entitled to recover losses under this Article XI, such Indemnified Party shall notify the other party (“Indemnifying Party”) in writing (the “Claim Notice”), which shall describe the claim in reasonable detail, and shall specify, in reasonable detail, facts underlying the nature of the claim, the basis for indemnification and the estimated amount of damages under such claim.  The failure of any Indemnified Party to promptly give any Indemnifying Party such Claim Notice shall not preclude such Indemnified Party from obtaining indemnification under this Article XI except to the extent that such Indemnified Party’s failure has materially prejudiced the Indemnifying Party’s rights or materially increased its Liabilities hereunder.

(b)        In the event that any claim or demand for which an Indemnifying Party, may be liable to any Indemnified Party hereunder, is asserted against or sought to be collected from any Indemnified Party by a third party, such Indemnified Party shall promptly, but in no event more than ten (10) days following such Indemnified Party’s receipt of such claim or demand, provide the Indemnifying Party with a Claim Notice.

(c)        The Indemnifying Party shall have thirty (30) days from the personal delivery or receipt of the Claim Notice (the “Notice Period”) to notify the Indemnified Party:  (A) whether or not the Indemnifying Party disputes its liability to the Indemnified Party with respect to such claim or demand; and (B) in the case of a third party claim whether or not it will defend the Indemnified Party against such claim or demand.  If the Indemnifying Party declines to defend the claim or demand, then the reasonable costs and expenses incurred by the Indemnified Party in defending such claim or demand shall be a liability of, and shall be paid by, the Indemnifying Party if the Indemnifying Party does not dispute its liability or if the Indemnifying Party does dispute its liability and the resolution of such dispute is against the Indemnifying Party.  In the event that the Indemnifying Party elects to defend the Indemnified

Party, it shall notify the Indemnified Party within the Notice Period that it will defend and accepts its obligation to indemnify the Indemnified Party against such claim or demand pursuant to this Agreement. The Indemnifying Party shall defend the Indemnified Party by appropriate proceedings and shall have the sole power to direct and control such defense.  If any Indemnified Party desires to participate in any such defense it may do so at its sole cost and expense.  If the Indemnifying Party assumes the defense, the Indemnified Party shall not settle a claim or demand for which it is indemnified by the Indemnifying Party without the written consent of the Indemnifying Party.  The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld or delayed, settle, compromise or offer to settle or compromise any such claim or demand on a basis which would result in the imposition of a consent order, injunction or decree which would restrict the future activity or conduct of the Indemnified Party, but if such consent is unreasonably withheld or delayed the Indemnified Party shall be liable to the Indemnifying Party for all additional liability or cost incurred by the Indemnifying Party as a result thereof.  The Indemnified Party will diligently and fully cooperate with the Indemnifying Party, its counsel, experts and other relevant persons, in the defense of any claim or demand including, without limitation, providing access, during normal business hours, to relevant facilities and to business records and other documents, and shall permit them to consult with the employees and counsel and other relevant persons of the Indemnified Party.  The Indemnifying Party shall use its reasonable efforts to defend all such claims.

Section 11.5           Procedures Related to Tax Contests.

(a)        If any Tax Contest commenced or initiated against the Purchaser by any taxing authority after the date hereof, would, if successful, require the Seller to make an indemnity payment pursuant to Section 11.2(a), the Seller shall have the right (but not the obligation), upon timely written notice, to elect to control, defend, settle, compromise, or contest such Tax Contest; provided, however, that, notwithstanding anything to the contrary set forth herein, (i) the Seller shall keep the Purchaser fully informed of any proceedings, events and developments related to or in connection with such Tax Contest; (ii) the Purchaser shall be entitled to receive copies of all correspondence and documents related to such Tax Contest; (iii) the Seller shall consult with the Purchaser and shall not enter into any settlement with respect to any such Tax Contest without the Purchaser’s prior written consent, which will not be unreasonably withheld, delayed or conditioned; or (iv) at its own cost and expense, the Purchaser shall have the right to participate in (but not control) the defense of such Tax Contest.  Except as provided in subsection (iv) above, the costs and expenses (including the cost of counsel) incurred in contesting any such Tax Contest shall be borne by the Seller.  The Purchaser shall give the Seller prompt written notice of any Tax Contest (which in any event shall be within thirty (30) days of receiving notice of such Tax Contest) which may give rise to any indemnity obligation under Section 11.2(a). Failure to give prompt notice shall not affect the indemnification obligations thereunder in absence of actual prejudice. The Purchaser and its Affiliates (including the Subsidiaries after the Closing) shall cooperate with the Seller in pursuing such Tax Contest.  The Seller shall reimburse the Purchaser and/or such Affiliates for any reasonable out-of-pocket expenses incurred in connection with such cooperation, including the cost of counsel. If the Seller does not elect to control such Tax Contest, the Purchaser shall control such Tax Contest but shall provide the Seller the same rights that the Purchaser has in the event the Seller elects to control such Tax Contest pursuant to clauses (i) through (iv) above.

(b)        Notwithstanding any other provision of this Agreement, the Seller shall not have the right to control, defend, settle, compromise or contest any Tax Contest to the extent that the Purchaser and its Affiliates waive their right to indemnification from the Seller with respect to such Tax Contest.

ARTICLE XII

MISCELLANEOUS

Section 12.1           Fees and Expenses.  Except as otherwise provided in this Agreement, the Seller and the Purchaser shall each pay their respective expenses (including without limitation legal, investment banking, finder’s, broker’s and accounting fees) incurred in connection with the origination, negotiation and execution of this Agreement.

Section 12.2           Amendment and Modification.  This Agreement may be amended, supplemented or otherwise modified only by a written instrument executed by the parties hereto. No waiver by either party of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the party so waiving. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

Section 12.3           Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given when mailed, delivered personally, telecopied (which is confirmed) or sent by an overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by such party by like notice):

if to the Purchaser, to:

JPS Industries, Inc.
55 Beattie Place
Suite 1510
Greenville, SC  29601
Attention:  Michael L. Fulbright
Facsimile:   864-239-3917

with a copy to:

Jones Day
1420 Peachtree Street, N.E.
Suite 800
Atlanta, GA  30309
Attention:  Lizanne Thomas, Esq.
Facsimile:  404-581-8330

and

if to Hexcel, to:

Hexcel Corporation
Two Stamford Plaza
281 Tresser Boulevard
16th Floor
Stamford, CT  06901
Attention:  Ira J. Krakower, Esq.
Facsimile:  203-358-3972

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY  10036
Attention:  Thomas W. Greenberg, Esq.
Facsimile:  212-735-2000

if to the Seller, to:

Hexcel Reinforcements Corp.
Two Stamford Plaza
281 Tresser Boulevard
16th Floor
Stamford, CT  06901
Attention:  Ira J. Krakower, Esq.
Facsimile:  203-358-3972

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY  10036
Attention:  Thomas W. Greenberg, Esq.
Facsimile: 212-735-2000

Section 12.4           Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.  The parties to this Agreement need not execute the same counterpart.

Section 12.5           Entire Agreement; No Third Party Beneficiaries.  Subject to Section 12.13, this Agreement, the schedules and exhibits, the Confidentiality Agreement and the Ancillary Agreements set forth the entire understanding of the parties hereto, and no modifications or amendments to this Agreement shall be binding on the parties unless in writing and signed by the party or parties to be bound by such modification or amendment. Nothing herein, expressed or implied, shall create or establish any third party beneficiary hereto nor confer upon any person not a party to this Agreement any rights or remedies under or by reason of this Agreement, except for those third party beneficiaries set forth in Section 11.2(a) and Section 11.3(a).

Section 12.6           Severability.  Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

Section 12.7           Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to a contract executed and performed in such state without giving effect to the conflicts of laws principles thereof.

Section 12.8           Enforcement; Venue.  Each of the parties hereto irrevocably submits to the exclusive jurisdiction of any federal court located in the County of New Castle in the State of Delaware, or if such court does not have jurisdiction, the courts of the State of Delaware located in the County of New Castle (or any appeals courts thereof), for the purposes of any suit, action or other proceeding arising out of this Agreement, the Ancillary Agreements or any transaction contemplated hereby or thereby. Each of the parties hereto further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth in Section 12.3 shall be effective service of process for any action, suit or proceeding with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each of the parties hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby in (i) any federal court located in the County of New Castle in the State of Delaware or (ii) the courts of the State of Delaware located in the County of New Castle (or any appeals courts thereof), and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Section 12.9           Time of Essence.  Each of the parties hereto hereby agrees that, with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

Section 12.10         Extension; Waiver.  At any time prior to the Closing Date, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (iii) waive compliance by the other parties with any of the agreements or conditions contained in this

Agreement.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 12.11         Schedules and Exhibits.  All exhibits and schedules hereto are hereby incorporated by reference and made a part of this Agreement.  Any fact or item which is disclosed on any Disclosure Schedule or exhibit to this Agreement or in the Unaudited Financial Statements or the Financial Statements in such a way as to make its relevance to a representation or warranty made elsewhere in this Agreement or to information called for by another Disclosure Schedule or exhibit to this Agreement apparent, shall be deemed to be an exception to such representation or warranty, or to be disclosed on such other Disclosure Schedule or exhibit, as the case may be, notwithstanding the omission of a reference or cross reference thereto.  Any fact or item disclosed on any Disclosure Schedule or exhibit hereto shall not by reason only of such inclusion be deemed to be material and shall not be employed as a point of reference in determining any standard of materiality under this Agreement.

Section 12.12         Delivery.  For purposes of this Agreement, references to the term “delivered by the Seller,” “delivered to the Purchaser” or “furnished or made available to the Purchaser” or similar expressions shall mean that the Seller has:  (i) posted such materials to the Data Room and has given the Purchaser and its Representatives access to the materials so posted, (ii) set forth such materials in the Disclosure Schedule; or (iii) has otherwise made such materials available in writing to the Purchaser.

Section 12.13         Assignment.  This Agreement shall inure to the benefit of and be binding on the parties hereto and their respective successors and permitted assigns.  This Agreement shall not be assigned by either party hereto without the express prior written consent of the other party, and any attempted assignment, without such consents, shall be null and void, provided, however,

(a)        The Purchaser may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement or the Ancillary Agreements, after written notice to the Seller, (i) to any direct or indirect wholly owned Subsidiary or (ii) for collateral security purposes to any of the financial institutions party to the Commitment Letter (or any agreements relating to alternative sources of financing that may be entered into by the Purchaser under Section 7.4(e)).  In addition, in the event of any foreclosure of collateral the Purchaser shall promptly notify Seller.

(b)        The Seller may assign, in its sole discretion, any of or all of its rights, interests and obligations relating to the receipt of proceeds under this Agreement or the Ancillary Agreements, after written notice to the Purchaser, (i) to any direct or indirect wholly owned Subsidiary  or (ii) to any financial institution providing sources of financing to the Seller.

(c)        In case of any assignment under (a) or (b) above,

(i)      No such assignment shall relieve the assignor of any of its obligations under this Agreement or the Ancillary Agreements;

(ii)     The rights and interests of any permitted assignee shall be subject to the rights and interests, including conditions of performance, of the non-assigning party and the representations and covenants of the assignor, as well as other provisions contained in this Agreement or the Ancillary Agreements, including without limitation, the rights of the non-assigning party to assert against the assignee all defenses and to offset any rights and claims against the assignor or the assignee it may have (whether liquidated, fixed, contingent, unmatured or disputed); and

(iii)    In no event shall the non-assigning party’s obligations be expanded beyond those contained in this Agreement or the Ancillary Agreements.

Section 12.14         Specific Performance.  The parties agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedy at law or in equity, including monetary damages, that may be available to it.

Section 12.15         No Strict Construction.  The parties have participated jointly in the negotiation and drafting of this Agreement.  In the event any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by all parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 12.16         Headings.  The heading references herein and the table of contents hereto are for convenience purposes only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

IN WITNESS WHEREOF, the Purchaser and the Seller has executed this Agreement or caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first written above.

JPS INDUSTRIES, INC.

By:		/s/ MICHAEL L. FULBRIGHT
	Name:	Michael L. Fulbright
	Title:	Chairman, President and CEO

HEXCEL CORPORATION

By:		/s/ IRA J. KRAKOWER
	Name:	Ira J. Krakower
	Title:	Senior Vice President

HEXCEL REINFORCEMENTS CORP.

By:		/s/ IRA J. KRAKOWER
	Name:	Ira J. Krakower
	Title:	Vice President